Exhibit 99.2

PERFORMANCE SHIPPING INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Performance Shipping Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Performance Shipping Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income/(loss), stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fair value measurement of Preferred Stock using significant unobservable inputs
Description of the matter

As discussed in Notes 2(t), 10(b) and 14 to the consolidated financial statements, during 2022, the Company initially measured Series B and Series C preferred stock (collectively, the “Preferred Stock”) at their fair value. The aggregate fair value of the Company’s Preferred Stock on their respective initial measurement dates totaled $44.8 million. In addition, as discussed in Notes 2(af), 10(b) and 14 to the consolidated financial statements, during 2022, the Company measured the value of the effect of the down round feature of the Series C preferred stock as the difference between the fair value of Series C preferred stock with a conversion price corresponding to the stated conversion price of the Series C preferred stock before the conversion price reduction and the fair value of Series C preferred stock with a conversion price corresponding to the reduced conversion price upon the down round feature being triggered. The value of the effect of the down round feature amounted to $5.9 million. Management determines the fair value of these Preferred Stock, categorized as Level III of the fair value hierarchy, by applying the methodologies described in Notes 2(t),10(b) and 14 to the consolidated financial statements and using significant unobservable inputs. Determining the fair value of the Preferred Stock requires management to make significant judgments about the valuation methodologies, including the unobservable inputs and other assumptions and estimates used in the measurements.

Auditing the fair value measurement of the Company’s Preferred Stock was complex given the judgement and estimation uncertainty involved in determining the fair value of the Preferred Stock. The significant judgement and estimation uncertainty was primarily due to the dependence of the respective fair value measurement on underlying assumptions that were based on significant unobservable inputs. In particular, to value its Preferred Stock, the Company used significant unobservable inputs such as expected volatility and expected life of convertibility option of the Series C preferred shares to common shares, which are significant to the valuation of the Preferred Stock.

How we addressed the matter in our audit

Our audit procedures included, among others, analyzing management’s fair value measurement by comparing the valuation methodology used to determine the fair value of the Preferred Stock against accounting guidance in ASC 820 and testing significant unobservable inputs, estimates, and the mathematical accuracy of the Company’s valuation calculations. We involved our valuation specialists to assist in the testing of the significant unobservable inputs, independently developing fair value estimates and comparing them to the Company’s estimates, and comparing significant inputs and underlying data used in the Company’s fair value measurement to the statements of designation of the Preferred Stock and the stock purchase agreement and information available from third-party sources. We also assessed the adequacy of the disclosures in Notes 2(t), 2(af), 10(b) and 14.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company’s auditor since 2010.

Athens, Greece

March 23, 2023

PERFORMANCE SHIPPING INC.

Consolidated Balance Sheets as at December 31, 2022 and 2021

(Expressed in thousands of U.S. Dollars, except for share and per share data)

ASSETS	December 31, 2022	December 31, 2021
CURRENT ASSETS:
Cash and cash equivalents (Note 2 (e))	$38,726	$9,573
Accounts receivable, net of provision for credit losses (Notes 2 (g), (h) and 4)	9,110	3,792
Deferred voyage expenses	20	58
Inventories (Note 2 (i))	3,037	4,286
Prepaid expenses and other assets	2,524	1,670
Current assets from discontinued operations (Notes 2 (z) and 3)	46	47
Total current assets	53,463	19,426

FIXED ASSETS:
Vessels, net (Notes 2 (j),(k), (l) and 6)	236,607	123,036
Property and equipment, net	72	151
Total fixed assets	236,679	123,187

NON-CURRENT ASSETS:
Restricted cash, non-current (Notes 2 (f) and 8)	1,000	-
Right of use asset under operating leases (Note 9)	163	84
Deferred charges, net (Note 2 (p))	1,098	1,408
Other non-current assets (Notes 2(j) and 6)	522	819
Prepaid charter revenue	54	-
Total non-current assets	2,837	2,311
Total assets	$292,979	$144,924

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term bank debt, net of unamortized deferred fin. costs (Note 8)	$16,746	$7,788
Accounts payable, trade and other	4,580	5,742
Due to related parties (Note 5)	335	127
Accrued liabilities	2,889	1,342
Deferred revenue (Notes 2 (n) and 4)	1,378	-
Lease liabilities, current (Note 9)	73	66
Current liabilities from discontinued operations (Notes 2 (z) and 3)	98	120
Total current liabilities	26,099	15,185

LONG-TERM LIABILITIES:
Long-term bank debt, net of unamortized deferred financing costs (Note 8)	110,929	42,110
Other liabilities, non-current	156	262
Long-term lease liabilities (Note 9)	90	18
Commitments and contingencies (Note 9)	-	-
Total long-term liabilities	111,175	42,390

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, 136,261 and 0 Series B, and 1,314,792 and 0 Series C issued and outstanding as at December 31, 2022 and 2021, respectively (Note 10)	15	-
Common stock, $0.01 par value; 500,000,000 shares authorized; 4,187,588 and 337,500 issued and outstanding as at December 31, 2022 and 2021, respectively (Note 10)	42	3
Additional paid-in capital (Note 10)	513,623	457,487
Other comprehensive loss	66	(2)
Accumulated deficit	(358,041)	(370,139)
Total stockholders’ equity	155,705	87,349
Total liabilities and stockholders’ equity	$292,979	$144,924

The accompanying notes are an integral part of these consolidated financial statements.

PERFORMANCE SHIPPING INC.

Consolidated Statements of Operations

For the years ended December 31, 2022, 2021 and 2020

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2022	2021	2020
REVENUE:
Revenue (Notes 2 (n) and 4)	$75,173	$36,491	$42,045

EXPENSES:
Voyage expenses (Note 2 (n))	14,861	19,205	14,434
Vessel operating expenses	13,828	12,301	9,208
Depreciation and amortization of deferred charges (Notes 2(k),(p) and 6)	9,281	7,472	5,799
Management fees	-	-	231
General and administrative expenses (Notes 5 and 10)	6,751	5,782	7,985
Gain on vessel’s sale (Note 6)	(9,543)	-	-
Provision for credit losses and write offs (Notes 2(h) and 4)	33	160	79
Foreign currency (gains) / losses	(20)	31	35
Operating income / (loss)	$39,982	$(8,460)	$4,274

OTHER INCOME / (EXPENSES)
Interest and finance costs (Notes 5, 8 and 11)	(3,966)	(1,801)	(2,089)
Interest income	284	18	110
Gain from property sale	-	137	-
Total other expenses, net	$(3,682)	$(1,646)	$(1,979)

Net income / (loss) from continuing operations	$36,300	$(10,106)	$2,295

Gain from repurchase of preferred shares (Note 12)	$-	$-	$1,500
Income allocated to participating securities (Note 12)	(6)	-	(87)
Deemed dividend on Series B preferred stock upon exchange of common stock (Notes 2 (ac), 10 and 12)	(9,271)	-	-
Deemed dividend on Series C preferred stock upon exchange of Series B preferred stock and re-acquisition of loan due to a related party (Notes 2 (ad), 10 and 12)	(6,944)	-	-
Deemed dividend to the Series C preferred stockholders due to triggering of a down-round feature (Notes 2 (af), 10 and 12)	(5,930)	-	-
Deemed dividend to the July and August warrants’ holders due to triggering of a down-round feature (Notes 2 (af), 10 and 12)	(1,116)	-	-
Dividends on preferred stock (Note 12)	(1,030)	-	-

Net income / (loss) attributable to common stockholders from continuing operations	$12,003	$(10,106)	$3,708

Net income attributable to common stockholders from discontinued operations (Note 3)	$-	$400	$1,482

Total net income / (loss) attributable to common stockholders	$12,003	$(9,706)	$5,190

Earnings / (Loss) per common share, basic, continuing operations (Note 12)	$6.49	$(30.16)	$11.41

Earnings / (Loss) per common share, diluted, continuing operations (Note 12)	$3.02	$(30.16)	$11.25

Earnings per common share, basic, discontinued operations (Note 12)	$-	$1.19	$4.56

Earnings per common share, diluted, discontinued operations (Note 12)	$-	$1.19	$4.49

Earnings / (Loss) per common share, basic, total (Note 12)	$6.49	$(28.97)	$15.97

Earnings / (Loss) per common share, diluted, total (Note 12)	$3.02	$(28.97)	$15.74

Weighted average number of common shares, basic (Note 12)	1,850,072	335,086	325,031

Weighted average number of common shares, diluted (Note 12)	6,447,710	335,086	329,704

PERFORMANCE SHIPPING INC.

Consolidated Statements of Comprehensive Income / (Loss)

For the years ended December 31, 2022, 2021 and 2020

(Expressed in thousands of U.S. Dollars)

	2022	2021	2020

Net income / (loss) from continuing and discontinued operations	$36,300	$(9,706)	$3,777
Other comprehensive income / (loss) (Actuarial gain / (loss))	68	(10)	(61)
Comprehensive income / (loss) from continuing and discontinued operations	$36,368	$(9,716)	$3,716

The accompanying notes are an integral part of these consolidated financial statements.

PERFORMANCE SHIPPING INC.

Consolidated Statements of Stockholders’ Equity

For the years ended December 31, 2022, 2021 and 2020

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Common Stock		Preferred Stock			Additional	Other
	# of	Par	# of	# of	Par	Paid-in	Comprehensive	Accumulated
	Shares	Value	B Shares	C Shares	Value	Capital	Income / (Loss)	Deficit	Total
Balance, December 31, 2019	325,457	$3	1,600	-	$-	$459,374	$69	$(365,208)	$94,238
- Net income	-	-	-	-	-	-	-	3,777	3,777
- Conversion of Series B preferred stock to common stock (Note 10)	13,014	-	(1,100)	-	-	-	-	-	-
- Repurchase and cancellation of Series B preferred stock	-	-	(400)	-	-	(400)	-	-	(400)
- Repurchase and cancellation of Series C preferred stock, including expenses	-	-	(100)	-	-	(3,015)	-	1,500	(1,515)
- Issuance of restricted stock and compensation cost on restricted stock (Note 10)	4,481	-	-	-	-	1,916	-	-	1,916
- Common shares re-purchase and retirement, including expenses	(5,452)	-	-	-	-	(656)	-	-	(656)
- Actuarial loss	-	-	-	-	-	-	(61)	-	(61)
- Dividends declared and paid (at $1.50 per share) (Note 12)	-	-	-	-	-	-	-	(502)	(502)
Balance, December 31, 2020	337,500	$3	-	-	$-	$457,219	$8	$(360,433)	$96,797
- Net loss	-	-	-	-	-	-	-	(9,706)	(9,706)
- Compensation cost on restricted stock and stock option awards (Note 10)	-	-	-	-	-	268	-	-	268
- Actuarial loss	-	-	-	-	-	-	(10)	-	(10)
Balance, December 31, 2021	337,500	$3	-	-	$-	$457,487	$(2)	$(370,139)	$87,349
- Net income	-	-	-	-	-	-	-	36,300	36,300
- Common shares exchanged for Series B preferred shares (Note 10)	(188,974)	(1)	793,657	-	8	9,264	-	(9,271)	-
- Compensation cost on restricted stock awards (Note 10)	-	-	-	-	-	107	-	-	107
- Issuance of common stock under ATM program, net of issuance costs (Note 10)	175,507	2	-	-	-	1,786	-	-	1,788
- Issuance of units, net of issuance costs (Note 10)	508,000	5	-	-	-	7,121	-	-	7,126
- Issuance of common stock and July warrants, net of issuance costs (Note 10)	1,133,333	11	-	-	-	5,260	-	-	5,271
- Issuance of common stock and August warrants, net of issuance costs (Note 10)	2,222,222	22	-	-	-	13,685	-	-	13,707
- Series B preferred shares exchanged for Series C preferred shares and re-acquisition of loan due to a related party (Note 10)	-	-	(657,396)	1,314,792	7	11,867	-	(6,944)	4,930
- Actuarial gain	-	-	-	-	-	-	68	-	68
- Deemed dividend to the July warrants holders due to triggering of a down-round feature (Note 10)	-	-	-	-	-	214	-	(214)	-
- Deemed dividend to the August warrants holders due to triggering of a down-round feature (Note 10)	-	-	-	-	-	902	-	(902)	-
- Deemed dividend to the Series C stockholders due to triggering of a down-round feature (Note 10)	-	-	-	-	-	5,930	-	(5,930)	-
- Dividends declared and paid on Series B preferred shares (at $0.875 per share) (Note 10)	-	-	-	-	-	-	-	(530)	(530)
- Dividends declared and paid on Series C preferred shares (at $0.3125 per share) (Note 10)	-	-	-	-	-	-	-	(411)	(411)
Balance, December 31, 2022	4,187,588	$42	136,261	1,314,792	$15	$513,623	$66	$(358,041)	$155,705

The accompanying notes are an integral part of these consolidated financial statements.

PERFORMANCE SHIPPING INC.

Consolidated Statements of Cash Flows (continuing and discontinued operations)

For the years ended December 31, 2022, 2021 and 2020

(Expressed in thousands of U.S. Dollars)

	2022	2021	2020
Cash Flows provided by / (used in) Operating Activities:
Net income / (loss)	$36,300	$(9,706)	$3,777
Adjustments to reconcile net income / (loss) to net cash provided by / (used in) operating activities:
Depreciation and amortization of deferred charges (Notes 3 and 6)	9,281	7,472	5,898
Amortization of deferred financing costs (Note 11)	402	143	325
Amortization of prepaid charter revenue	(54)	-	-
Impairment losses	-	-	339
Gain on vessel’s sale (Note 6)	(9,543)	-	(319)
Gain from property sale	-	(137)	-
Compensation cost on restricted stock and stock option awards (Note 10)	107	268	1,916
Actuarial gain / (loss)	68	(10)	(61)
(Increase) / Decrease in:
Accounts receivable	(5,318)	(196)	1,072
Deferred voyage expenses	38	17	(6)
Inventories	1,249	(2,305)	866
Prepaid expenses and other assets	(854)	(319)	20
Right of use asset under operating leases	(79)	100	6
Other non-current assets	189	(261)	-
Increase / (Decrease) in:
Accounts payable, trade and other	(293)	3,233	(293)
Due to related parties	208	59	60
Accrued liabilities	1,592	84	(523)
Deferred revenue	1,378	-	-
Other liabilities, non-current	(106)	11	105
Lease liabilities under operating leases	79	(100)	(6)
Drydock costs	(797)	(1,476)	-
Net Cash provided by / (used in) Operating Activities	$33,847	$(3,123)	$13,176
Cash Flows used in Investing Activities:
Vessel acquisitions and other vessels’ costs (Note 6)	(143,440)	-	(63,386)
Proceeds from sale of vessels, net of expenses	32,626	-	23,464
Proceeds from sale of property, net of expenses	-	1,015	-
Payments for vessels’ improvements (Note 6)	(2,109)	(1,777)	-
Property and equipment additions	(27)	(8)	(224)
Net Cash used in Investing Activities	$(112,950)	$(770)	$(40,146)
Cash Flows provided by / (used in) Financing Activities:
Proceeds from related party loans (Note 5)	5,000	-	-
Proceeds from long-term bank debt (Note 8)	108,633	-	34,800
Repayments of related party loans (Note 5)	(70)	-	-
Repayments of long-term bank debt (Note 8)	(30,327)	(7,911)	(9,181)
Issuance of units, common stock and warrants, net of issuance costs (Note 10)	26,104	-	-
Common shares re-purchase and retirement, including expenses	-	-	(656)
Repurchase of Series C preferred shares, including expenses	-	-	(1,515)
Repurchase of Series B preferred shares	-	-	(400)
Issuance of common stock under ATM program, net of issuance costs (Note 10)	1,788	-	-
Payments of equity issuance and financing costs (Notes 5 and 8)	(932)	-	(561)
Cash dividends (Note 12)	(941)	-	(502)
Net Cash provided by / (used in) Financing Activities	$109,255	$(7,911)	$21,985
Net increase / (decrease) in cash, cash equivalents and restricted cash	$30,152	$(11,804)	$(4,985)
Cash, cash equivalents and restricted cash at beginning of the year	$9,574	$21,378	$26,363
Cash, cash equivalents and restricted cash at end of the year	$39,726	$9,574	$21,378
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents at the end of the year	$38,726	$9,574	$21,378
Restricted cash at the end of the year	1,000	-	-
Cash, cash equivalents and restricted cash at the end of the year	$39,726	$9,574	$21,378
SUPPLEMENTAL CASH FLOW INFORMATION
Non-cash extinguishment of a related party debt through the issuance of Series C preferred shares (Note 10)	$4,930	$-	$-
Non-cash investing activities	$64	$999	$-
Interest payments	$3,123	$1,608	$1,655

The accompanying notes are an integral part of these consolidated financial statements.

PERFORMANCE SHIPPING INC.

 Notes to Consolidated Financial Statements

December 31, 2022

 (Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

1. General Information

Company’s identity

The accompanying consolidated financial statements include the accounts of Performance Shipping Inc. (or “Performance”) and its wholly-owned subsidiaries (collectively, the “Company”). Performance was incorporated as Diana Containerships Inc. on January 7, 2010, under the laws of the Republic of the Marshall Islands for the purpose of engaging in any lawful act or activity under the Marshall Islands Business Corporations Act. On February 19, 2019, the Company’s Annual Meeting of Shareholders approved an amendment to the Company’s Amended and Restated Articles of Incorporation to change the name of the Company from “Diana Containerships Inc.” to “Performance Shipping Inc.”, which was effected on February 25, 2019.  The Company’s common shares trade on the Nasdaq Capital Market under the ticker symbol “PSHG”.

The Company is a global provider of shipping transportation services through the ownership of tanker vessels, while it owned container vessels since its incorporation through August 2020 (Note 3). The Company operates its fleet through Unitized Ocean Transport Limited (the “Manager” or “UOT”), a wholly-owned subsidiary. The fees payable to UOT are eliminated in consolidation as intercompany transactions.

Financial Statements’ presentation

Following the sale of all Company’s container vessels in 2020, the Company’s results of operations of the container vessels, as well as their assets and liabilities, are reported as discontinued operations for all periods presented in the accompanying consolidated financial statements (Note 3). For the statement of cash flows, the Company elected the alternative of combining cash flows from discontinued operations with cash flows from continuing operations within each cash flow statement category, and as such, no separate disclosure of cash flows from discontinued operations is presented in the statement of cash flows.

Furthermore, effective November 15, 2022, the Company effected a one-for-fifteen reverse stock split on its common stock (Note 10), while previously, on November 2, 2020, the Company effected a one-for-ten reverse stock split on its common stock. All share and per share amounts disclosed in the accompanying consolidated financial statements give effect to these reverse stock splits retroactively, for all periods presented.

Other matters

On March 11, 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines, travel restrictions, and other emergency public health measures in an effort to contain the outbreak. Such measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets, which has reduced the global demand for oil and oil products, which the Company’s vessels transport, and has exposed the Company to the risk of volatility in the near-term. During the global gradual recovery from COVID-19, the Company continues to take proactive measures to ensure the health and wellness of its crew and onshore employees while endeavoring to maintain effective business continuity and uninterrupted service to its customers. During the years ended December 31, 2022 and 2021, the Company incurred increased costs as a result of the restrictions imposed in various jurisdictions creating delays and additional complexities with respect to port calls and crew rotations. The Company’s revenues are impacted by fluctuations in spot charter rates for Aframax tankers. During the year ended December 31, 2021, the Company’s revenue came under pressure due to record OPEC+ oil production cuts and lower production from other oil producing countries, which reduced crude exports, and the unwinding of floating storage and the delivery of newbuilding vessels to the world tanker fleet. However, during the year ended December 31, 2022, the Company’s revenues improved due to strength in spot charter rates on account of higher OPEC+ production and increased ton mile due to the sanctions on Russian crude oil exports. As of December 31, 2022, and during the year ended December 31, 2022, the Company’s financial results have not been adversely affected from the impact of COVID. Given the dynamic nature of these circumstances, the full extent to which the COVID-19 global pandemic may have direct or indirect impact on the Company’s business and the related financial reporting implications cannot be reasonably estimated at this time, although it could materially affect the Company’s business, results of operations and financial condition in the future.

PERFORMANCE SHIPPING INC.

Notes to Consolidated Financial Statements

 December 31, 2022

(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

Furthermore, the outbreak of war between Russia and the Ukraine has disrupted supply chains and caused instability in the global economy, while the United States and the European Union, among other countries, announced sanctions against Russia, including sanctions targeting the Russian oil sector, among those a prohibition on the import of oil from Russia to the United States. The ongoing conflict could result in the imposition of further economic sanctions against Russia and given Russia’s role as a major global exporter of crude oil, the Company’s business may be adversely impacted. Currently, none of the Company’s contracts have been affected by the events in Russia and Ukraine. As of December 31, 2022, and during the year ended December 31, 2022, the Company’s financial results have not been adversely affected from the impact of war between Russia and Ukraine. However, it is possible that in the future third parties with whom the Company has or will have contracts may be impacted by such events. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operation and cash flows. Also, the Company monitors elevated inflation in the United States of America, Eurozone and other countries, including ongoing global prices pressures in the wake of the war in Ukraine, driving up energy prices, commodity prices, which continue to have a moderate effect on the Company’s operating expenses. Additionally, interest rates have increased rapidly and substantially as central banks in developed countries raise interest rates in an effort to subdue inflation. The eventual implications of tighter monetary policy, and potentially higher long-term interest rates may drive a higher cost of capital for the Company’s business.

2. Recent Accounting Pronouncements and Significant Accounting Policies

Recent Accounting Pronouncements Not Yet Adopted

Reference Rate Reform (Topic 848): In 2020, the Board issued Accounting Standards Update No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional guidance to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The objective of the guidance in Topic 848 is to provide temporary relief during the transition period. The Board included a sunset provision within Topic 848 based on expectations of when the London Interbank Offered Rate (LIBOR) would cease being published. At the time that Update 2020-04 was issued, the UK Financial Conduct Authority (FCA) had established its intent that it would no longer be necessary to persuade, or compel, banks to submit to LIBOR after December 31, 2021. As a result, the sunset provision was set for December 31, 2022—12 months after the expected cessation date of all currencies and tenors of LIBOR. In March 2021, the FCA announced that the intended cessation date of the overnight 1-, 3-, 6-, and 12-month tenors of USD LIBOR would be June 30, 2023, which is beyond the current sunset date of Topic 848. Because the current relief in Topic 848 may not cover a period of time during which a significant number of modifications may take place, the amendments in this Update defer the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. The date of adoption of this optional guidance and the effect on its consolidated financial statements and accompanying notes is currently under evaluation by the Company. In addition, in January 2021, the FASB issued another ASU (ASU No. 2021-01) with respect to the Reference Rate Reform (Topic 848). The amendments in this Update clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. Also, In December 2022 FASB issued another ASU (ASU 2022-06), regarding the Reference Rate Reform (Topic 848). This ASU does not create any new disclosure requirements; it delays the date that ASUs 2020-04 and 2021-01 can be applied from 31 December 2022 to 31 December 2024.

PERFORMANCE SHIPPING INC.

Notes to Consolidated Financial Statements

 December 31, 2022

(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

Significant Accounting Policies

(a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of Performance Shipping Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation. Under Accounting Standards Codification (“ASC”) 810 “Consolidation”, the Company consolidates entities in which it has a controlling financial interest, by first considering if an entity meets the definition of a variable interest entity (“VIE”) for which the Company is deemed to be the primary beneficiary under the VIE model, or if the Company controls an entity through a majority of voting interest based on the voting interest model. The Company evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist. The Company’s evaluation did not result in an identification of variable interest entities as of December 31, 2022 and 2021.

(b) Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Other Comprehensive Income / (Loss): The Company follows the provisions of Accounting Standard Codification (ASC) 220, “Comprehensive Income”, which requires separate presentation of certain transactions, which are recorded directly as components of stockholders’ equity. The Company presents Other Comprehensive Income / (Loss) in a separate statement.

PERFORMANCE SHIPPING INC.

Notes to Consolidated Financial Statements

 December 31, 2022

(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(d) Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company operates its vessels in international shipping markets, and therefore, primarily transacts business in U.S. Dollars. The Company’s accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the years presented are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities which are denominated in other currencies are translated into U.S. Dollars at the period-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of operations.

(e) Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits, certificates of deposit and their equivalents with an original maturity of three months or less to be cash equivalents.

(f) Restricted Cash: Restricted cash, includes minimum cash deposits required to be maintained under the Company’s borrowing arrangements.

(g) Accounts Receivable, net: The account includes receivables from pool charterers, charterers for hire, freight and demurrage, net of provision for credit losses – (please refer to paragraph (h) below and to Note 4).

(h) Provision for Credit Losses: The Company measures all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a timely manner. Receivables arising from operating leases are not within the scope of Subtopic 326-20 and as such, the receivables from time-charters and pool charters are excluded. The Company measures the allowance for estimated credit losses on its short-term receivables, being freight and demurrage receivables (Note 4), cash equivalent balances and claims receivable. No allowance was recorded on insurance claims as of December 31, 2022 and 2021, as their balances were immaterial. In addition, no allowance was recorded for cash equivalents as the majority of cash balances as of the balance sheet date was on time deposits with highly reputable credit institutions, for which periodic evaluations of the relative credit standing of those financial institutions are performed.

(i) Inventories: Inventories consist of bunkers, lubricants and victualling. Bunkers inventory exist when the vessel operates under freight charter, or when on the balance sheet date a vessel has been redelivered by her previous charterers and has not yet been delivered to new charterers, or remains idle. When the vessel operates under pool charters, the bunkers may be in the possession of the Company, or of the pool, depending on the terms of the specific pool agreement. All inventories are stated at the lower of cost or net realizable value and cost is determined by the first in, first out method. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation.

(j) Vessel Cost: Vessels are stated at cost which consists of the contract price and costs incurred upon acquisition or delivery of a vessel from a shipyard. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels; otherwise, these amounts are charged to expense as incurred. For vessels that on the balance sheet date were in the shipyard undergoing their scheduled special survey and the installation of their ballast water treatment system, improvement costs of the period under consideration are capitalized in Other non-current assets in the accompanying consolidated balance sheets.

PERFORMANCE SHIPPING INC.

Notes to Consolidated Financial Statements

 December 31, 2022

(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(k) Vessel Depreciation: The Company depreciates its vessels on a straight-line basis over their estimated useful lives, after considering the estimated salvage value. Each vessel’s salvage value is the product of her light-weight tonnage and estimated scrap rate, which is estimated at $0.35 per light-weight ton for the tanker vessels, and has also been $0.35 per light-weight ton for the container vessels. Management estimates the useful life of the Company’s tanker vessels to be 25 years, and has been 30 years for the container vessels, from the date of initial delivery from the shipyard. Second-hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted at the date such regulations are adopted.

(l) Impairment of Long-Lived Assets: The Company follows ASC 360-10-40 “Impairment or Disposal of Long-Lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company reviews vessels for impairment whenever events or changes in circumstances (such as market conditions, obsolesce or damage to the asset, potential sales and other business plans) indicate that the carrying amount of a vessel plus her unamortized dry-dock costs and cost of any equipment not yet installed may not be recoverable. When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use of the vessel over her remaining useful life and her eventual disposition is less than her carrying amount plus unamortized drydock-costs and cost of any equipment not yet installed, the Company evaluates the vessel for impairment loss. The measurement of the impairment loss is based on the fair value of the vessel. The fair value of the vessel is determined based on assumptions by making use of available market data and taking into consideration third-party valuations. The Company evaluates the carrying amounts and periods over which vessels are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to charter rates and fleet utilization, while other assumptions include vessels’ operating expenses, vessels’ residual value, dry-dock costs and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. The Company also takes into account factors such as the vessels’ age and employment prospects under the then current market conditions and determines the future undiscounted cash flows considering its various alternatives, including sale possibilities existing for each vessel as of the testing dates.

PERFORMANCE SHIPPING INC.

Notes to Consolidated Financial Statements

 December 31, 2022

(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

In detail, the projected net operating cash flows are determined by considering the historical and estimated vessels’ performance and utilization, as well as historical utilization of other vessels of similar type and size considering the Company’s recent shift to the tanker market and the lack of extended historical data, the charter revenues from existing time charters for the fixed fleet days and an estimated daily rate for the unfixed days (based on the most recent 10 year average historical rates available for each type of vessel) over the remaining estimated life of each vessel, net of commissions, expected outflows for scheduled vessels’ maintenance and vessel operating expenses assuming an average annual inflation rate.  Effective fleet utilization is assumed to 89% in the Company’s exercise for the tanker vessels, and has been 98% for the container vessels until their sale, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry docking and special surveys), assumptions in line with the Company’s historical performance since the acquisition of its tanker vessels, peers’ historical performance, and its expectations for future fleet utilization under its fleet employment strategy. For 2022, the Company assessed that there were no indications for potential impairment of any of its vessels. For 2021 and 2020, the review of the tanker vessels’ carrying values plus unamortized dry-dock costs and cost of any equipment not yet installed, in connection with the estimated recoverable amounts did not result in a recognition of impairment charge, while the respective review for the Company’s container vessels for 2020 also did not indicate impairment charges.

(m) Assets Held for Sale: The Company classifies assets or assets in disposal groups as being held for sale in accordance with ASC 360-10-45-9 “Long-Lived Assets Classified as Held for Sale” when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the asset (disposal group); (ii) the asset (disposal group) is immediately available for sale on an “as is” basis; (iii) an active program to find the buyer and other actions required to execute the plan to sell the asset (disposal group) have been initiated; (iv) the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; and (v) the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. In case a long-lived asset is to be disposed of other than by sale (for example, by abandonment, in an exchange measured based on the recorded amount of the nonmonetary asset relinquished, or in a distribution to owners in a spinoff) the Company continues to classify it as held and used until its disposal date. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. The review of the related criteria as of December 31, 2022 and 2021 did not result in held for sale classification for any of the Company’s vessels. During 2020, the Company has recognized an impairment charge of $339 from classification of certain of its container vessels as held for sale within the respective year, which is included in Net income /(loss) from discontinued operations in the accompanying consolidated statements of operations (Notes 3 and 6).

(n) Revenues and Voyage Expenses: Since the Company’s vessels are employed under time, voyage and pool charter contracts, the Company disaggregates its revenue from contracts with customers by the type of charter (time charters, spot charters and pool arrangements).

The Company has determined that all of its time charter agreements contain a lease and are therefore accounted for as operating leases in accordance with ASC 842. Time charter revenues are accounted for over the term of the charter as the service is provided. Vessels are chartered when a contract exists and the vessel is delivered (commencement date) to the charterer, for a fixed period of time, at rates that are generally determined in the main body of charter parties and the relevant voyage expenses burden the charterer (i.e. port dues, canal tolls, pilotages and fuel consumption). Upon delivery of the vessel, the charterer has the right to control the use of the vessel (under agreed prudent operating practices) as they have the enforceable right to: (i) decide the delivery and redelivery time of the vessel; (ii) arrange the ports from which the vessel shall pass; (iii) give directions to the master of the vessel regarding vessel’s operations (i.e. speed, route, bunkers purchases, etc.); (iv) sub-charter the vessel and (v) consume any income deriving from the vessel’s charter. Any off-hires are recognized as incurred. The charterer may charter the vessel with or without owner’s crew and other operating services. In the case of time charter agreements, the agreed hire rates include compensation for part of the agreed crew and other operating services provided by the owner (non-lease components). The Company, as a lessor, elected to apply the practical expedient which allowed it to account for the lease and the non-lease components of time charter agreements as one, as the criteria of the paragraphs ASC 842-10-15-42A through 42B are met. Time-charter revenue is usually received in advance, and as such, deferred revenue represents cash received prior to the balance sheet date for which related service has not been provided.

PERFORMANCE SHIPPING INC.

Notes to Consolidated Financial Statements

 December 31, 2022

(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

Spot, or voyage charter is a charter where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified freight rate per ton, regardless of time to complete. The Company has determined that under voyage charters, the charterer has no right to control any part of the use of the vessel. Thus, the Company’s voyage charters do not contain lease and are accounted for in accordance with ASC 606. More precisely, the Company satisfies its single performance obligation to transfer cargo under the contract over the voyage period. Thus, revenues from voyage charters on the spot market are recognized ratably from the date of loading (Notice of Readiness to the charterer, that the vessel is available for loading) to discharge date of cargo (loading-to-discharge). Voyage charter payments are due upon discharge of the cargo. Demurrage revenue, which is included in voyage revenues, represents charterers’ reimbursement for any potential delays exceeding the allowed lay time as per charter party agreement, represents a form of variable consideration and is recognized as the performance obligation is satisfied. The Company has taken the practical expedient not to disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by the margins awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for as variable rate operating lease on the accrual basis and is recognized in the period in which the variability is resolved. The Company recognizes net pool revenue on a quarterly basis, when the vessel has participated in a pool during the period and the amount of pool revenue can be estimated reliably based on the pool report. The allocation of such net revenue may be subject to future adjustments by the pool, however, such changes are not expected to be material (Note 4).

As discussed above, under a time charter, specified voyage costs such as bunkers and port charges are paid by the charterer, while commissions are paid by the Company. Under spot charter arrangements, voyage expenses that are unique to a particular charter are paid for by the Company. Commissions are expensed as incurred. Voyage expenses that qualify as contract fulfilment costs (mainly consisting of bunkers expenses and port dues) and are incurred by the Company from the latter of the end of the previous vessel employment, provided that the vessel is fixed, or from the date of inception of a voyage charter contract until the arrival at the loading port, are capitalized to Deferred Voyage Expenses and amortized ratably over the total transit time of the voyage (loading-to-discharge). Vessel voyage expenses that do not qualify as contract fulfilment costs, and operating expenses are expensed when incurred.

PERFORMANCE SHIPPING INC.

Notes to Consolidated Financial Statements

 December 31, 2022

(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(o) Earnings/(Loss) per Common Share: Basic earnings/(loss) per common share are computed by dividing net income / (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the period. The two-class method is an earnings allocation formula that determines earnings per share for common stock and participating securities, according to dividends declared and participation rights in undistributed earnings. Under this method, net earnings is reduced by the amount of dividends declared in the current period for common shareholders and participating security holders. The remaining earnings or “undistributed earnings” are allocated between common stock and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed. Once calculated, the earnings per common share is computed by dividing the net (loss) earnings attributable to common shareholders by the weighted average number of common shares outstanding during each year presented. Diluted earnings/(loss) per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Diluted (loss) earnings attributable to common shareholders per common share is computed by dividing the net (loss) earnings attributable to common shareholders by the weighted average number of common shares outstanding plus the dilutive effect of restricted shares, warrants and options outstanding during the applicable periods computed using the treasury method and the dilutive effect of convertible securities during the applicable periods computed using the “if converted” method. The two-class method is used for diluted earnings/(loss) per common share when such is the most dilutive method, considering anti – dilution sequencing as per ASC 260. In cases when the effect from restricted stock, options and convertible securities is anti-dilutive, such are not included in the diluted earnings / (loss) per common share calculation. For purposes of the if-converted calculation, the fixed conversion price of preferred convertible stock is used, unless the number of shares that may be issued is variable, at which case the average market price of the period is used (Note 12).

(p) Dry-Docking Costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and amortized on a straight-line basis over the period through the date the next dry-docking will be scheduled to become due. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel’s sale. Unamortized dry-docking costs of vessels classified as held for sale are written off as impairment charges when these vessels’ carrying values are impaired as a result of their classification. The unamortized dry-docking cost as of December 31, 2022, and 2021 was $1,098 and $1,408, respectively. Amortization of dry-docking costs for 2022, 2021 and 2020 for the tanker vessels amounted to $544, $68, and $0 respectively, and is included in Depreciation and amortization of deferred charges in the accompanying consolidated statement of operations, while the amortization of dry-docking costs for 2020 for the container vessels amounted to $68 and is included in Net income / (loss) from discontinued operations in the accompanying consolidated statement of operations. Also, in 2022, deferred dry-dock costs of the tanker vessels which were written off in Gain on vessels’ sale in the accompanying consolidated statement of operations amounted to $562, while in 2020, deferred dry-dock costs which were written off as Loss / (Gain) on vessels’ sale for the container vessels amounted to $66 and are included in Net income / (loss) from discontinued operations in the accompanying consolidated statement of operations (Note 3).

PERFORMANCE SHIPPING INC.

Notes to Consolidated Financial Statements

 December 31, 2022

(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(q) Financing Costs and Liabilities: Fees paid to lenders for obtaining new loans, or for refinancing existing ones which are determined as debt modifications, are deferred and recorded as a contra to debt. Other fees paid for obtaining loan facilities not used at the balance sheet date are capitalized as deferred financing costs. Fees are amortized to interest and finance costs over the life of the related debt using the effective interest method and, for the fees relating to loan facilities not used at the balance sheet date, according to the loan availability terms. Discount premiums are accounted for similar to other financing fees. Loan commitment fees are charged to expense in the period incurred. A loan liability is derecognized when the Company pays the creditor and is relieved of its obligation for the liability. For loans repaid or refinanced that meet the criteria of debt extinguishment, the difference between the settlement price and the net carrying amount of the debt being extinguished (which includes any deferred debt issuance costs) is recognized as a gain or loss in the statement of operations.

(r) Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the period incurred. Such costs relating to the Company’s tanker vessels are included in Vessel operating expenses, and those relating to the container vessels are included in Net income / (loss) from discontinued operations in the accompanying consolidated statements of operations.

(s) Share-Based Payment: The Company issues restricted share awards which are measured at their grant date fair value and are not subsequently re-measured. That cost is recognized under the straight-line method over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). At cases when part of the vesting of the restricted share award takes place on the grant date, then the corresponding compensation cost is recognized as incurred. When the service inception date precedes the grant date, the Company accrues the compensation cost for periods before the grant date based on the fair value of the award at the reporting date. In the period in which the grant date occurs, cumulative compensation cost is adjusted to reflect the cumulative effect of measuring compensation cost based on the fair value at the grant date. Forfeitures of awards are accounted for when and if they occur. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

The Company also grants stock options as incentive-based compensation to certain of its officers, in accordance with the terms of the Company’s Equity Incentive Plan. Stock-based compensation awards that are classified as equity and do not contain any market, service or performance conditions, are recognized on the grant date with a corresponding credit to equity and are measured at fair value. The compensation cost of the Company’s stock-based compensation awards is included in general and administrative expenses in the consolidated statement of operations (Note 10).

PERFORMANCE SHIPPING INC.

Notes to Consolidated Financial Statements

 December 31, 2022

(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(t) Fair Value Measurements: The Company follows the provisions of ASC 820 “Fair Value Measurements and Disclosures”, which defines fair value and provides guidance for using fair value to measure assets and liabilities. The guidance creates a fair value hierarchy of measurement and describes fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. In accordance with the requirements of accounting guidance relating to Fair Value Measurements, the Company classifies and discloses its assets and liabilities carried at the fair value in one of the following categories:

●	Level 1: Quoted market prices in active markets for identical assets or liabilities;

●	Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;

●	Level 3: Unobservable inputs that are not corroborated by market data.

The fair value measurement assumes that an instrument classified in the shareholders’ equity is transferred to a market participant at the measurement date. The transfer of an instrument classified in shareholders’ equity assumes that the instrument would remain outstanding, and the market participant takes on the rights and responsibilities associated with the instrument.

(u) Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with various qualified financial institutions and performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. For credit losses accounting on the Company’s financial assets please see paragraph (h) above.

(v) Going Concern: The Company evaluates whether there is substantial doubt about its ability to continue as a going concern by applying the provisions of ASC 205-40. In more detail, the Company evaluates whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the consolidated financial statements are issued. As part of such evaluation, the Company did not identify any conditions that raise substantial doubt about the entity’s ability to continue as a going concern within one year from the date the consolidated financial statements are issued. Accordingly, the Company continues to adopt the going concern basis in preparing its consolidated financial statements.

(w) Evaluation of Purchase Transactions: When the Company enters into an acquisition transaction, it determines whether the acquisition transaction was the purchase of an asset or a business based on the facts and circumstances of the transaction. In accordance with Business Combinations (Topic 805): Clarifying the Definition of a Business, if substantially all of the fair value of the gross assets acquired in an acquisition transaction are concentrated in a single identifiable asset or group of similar identifiable assets, then the set is not a business. To be considered a business, a set must include an input and a substantive process that together significantly contributes to the ability to create an output. All assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values. For asset acquisitions, the cost of the acquisition is allocated to individual assets and liabilities on a relative fair value basis. Acquisition costs associated with business combinations are expensed as incurred. Acquisition costs associated with asset acquisitions are capitalized.

PERFORMANCE SHIPPING INC.

Notes to Consolidated Financial Statements

 December 31, 2022

(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(x) Repurchase and Retirement of Company’s Common Shares: All Company’s common shares re-purchased are immediately cancelled and retired, and the Company’s share capital is accordingly reduced. The excess of the cost of the common shares over their par value is allocated in additional paid-in capital.

(y) Repurchase and Retirement of Company’s Preferred Shares: All Company’s preferred shares re-purchased are immediately cancelled and retired, and the Company’s share capital is accordingly reduced. Any difference between the fair value of the consideration transferred to the holders of the preferred stock and the carrying amount of the preferred stock represents a return to (from) the preferred stockholder that should be treated in a manner similar to the treatment of dividends paid on preferred stock. If the fair value of the consideration transferred plus any direct costs incurred in relation to the redemption, is less than the carrying amount of the preferred shares redeemed (net of any issuance costs), the difference is credited to retained earnings. In addition, any possible excess between the fair value of the consideration paid for the re-purchase of preferred shares and the carrying amount of the shares surrendered is reflected as gain which should be added to the net income/(loss) from continuing operations to arrive at the net income/(loss) available to common stockholders from continuing operations (Note 12).

(z) Discontinued Operations: It is a Company’s policy, that the current and prior year periods assets, liabilities, results of operations and cash flows of a Company’s component disposed of by sale are reported as discontinued operations when it is determined that their operations and cash flows will be eliminated from the ongoing operations of the Company as a result of their disposal, and that the Company will not have continuing involvement in the operation of these assets after their disposal (Note 3).

(aa) Rent Concessions Related to the COVID-19 Pandemic: The FASB has provided accounting elections for entities that provide or receive rent concessions (e.g., deferral of lease payments, reduced future lease payments) due to the COVID-19 pandemic. Entities are allowed to elect to not evaluate whether a concession provided by a lessor due to COVID-19 is a lease modification. An entity that makes this election can then elect whether to apply the modification guidance (i.e., assume the concession was always contemplated by the contract or assume the concession was not contemplated by the contract). During 2021, the Company’s rent costs were reduced as a result of COVID-19 relief measures applied by the Greek government, while for 2022 and 2020 no such relief measures were in force. The Company assessed that the rent concession qualifies for the election, as the concession did not result in a substantial increase in the rights of the lessor or the obligations of the lessee, and then elected to not evaluate whether this concession provided by the Greek government due to COVID-19 is a lease modification, and further chose to adopt a policy to not account for the concession as a lease modification. Finally, the Company, as a lessee that was contractually released from certain lease payments, accounts the rent concession like a negative variable lease payment (Note 9).

(ab) Segmental Reporting: The Company engages in the operation of tanker vessels which has been identified as one reportable segment. The operation of the vessels is the main source of revenue generation, the services provided by the vessels are similar and they all operate under the same economic environment. Additionally, the vessels do not operate in specific geographic areas, as they trade worldwide. The Company reports financial information and evaluates the operations by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters.

PERFORMANCE SHIPPING INC.

Notes to Consolidated Financial Statements

 December 31, 2022

(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(ac) Exchange of Common Shares for Shares of Series B Convertible Preferred Stock: In cases of exchanges of common stock for preferred stock, the Company values separately the common stock and the preferred stock on the date of the exchange. When the Company determines that on the measurement date there is an excess value of the preferred stock, as compared to the fair value of the exchanged common stock, that value represents a dividend to the preferred holders, which should be deducted from the net income/(loss) from continuing operations to arrive at the net income/(loss) available to common stockholders from continuing operations.

(ad) Exchange of Series B Convertible Preferred Stock and Related Party Loan for Series C Convertible Preferred Stock: The Company follows the provisions of ASC 470-50 “Modifications and Extinguishments” to determine whether exchange of preferred stock should be accounted for as a modification or extinguishment. For extinguishments, the Company follows the accounting as per ASC 260-10-S99-2. Under that guidance, when equity-classified preferred shares are extinguished, the difference between (1) the fair value of the consideration transferred to the holders of the preferred shares (i.e., the cash or the fair value of new instruments issued) and (2) the carrying amount of the preferred shares (net of issuance costs) are subtracted from (or added to) net income to arrive at income available to common stockholders in the calculation of earnings/(losses) per share. As far as it concerns extinguishment of related party loans, the Company follows provision of ASC 470-50-40-2, indicating that such extinguishment transactions may be in essence capital transactions.

(ae) Preferred Shares and Warrants Accounting: The Company follows the provision of ASC 480 “Distinguishing Liabilities from Equity” and ASC 815 “Derivatives and Hedging” to determine the classification of certain freestanding financial instruments as permanent equity, temporary equity or liability. The Company, when assessing the accounting of the warrants, the pre-funded warrants, the Series B Preferred Shares and the Series C Preferred Shares takes into consideration ASC 480 to determine whether the warrants, the pre-funded warrants, the Series B Preferred Shares and the Series C Preferred Shares should be classified as permanent equity instead of temporary equity or liability. The Company further analyses the key features of the warrants, the pre-funded warrants, the Series B and Series C Preferred Shares to determine whether these are more akin to equity or to debt. In its assessment, the Company identifies any embedded features, examines whether these fall under the definition of a derivative according to ASC 815 applicable guidance or whether certain of these features affect the classification. In cases when derivative accounting is deemed inappropriate, no bifurcation of these features is performed.

(af) Accounting of Down-Round Features: For preferred stock and warrants bearing down-round features, the Company evaluates whether there are circumstances that trigger the down-round feature. At the date when the down-round features are triggered, the Company considers the provision of ASC 260-10-30-1 and measures the value of the effect of the feature as the difference between (a) the fair value of the financial instrument (without the down-round feature) with a conversion price or exercise price (as applicable), corresponding to the stated conversion or exercise price of the issued instrument before the conversion or exercise price reduction and (b) the fair value of the financial instrument (without the down-round feature) with a conversion or exercise price, corresponding to the reduced conversion or exercise price upon the down-round feature being triggered. When the Company determines that on the measurement date there is an excess value of the preferred stock or the warrant due to the triggering of the down-round feature, then this value represents a deemed dividend to the preferred or to the warrant holders (as applicable), which should be deducted from the net income/(loss) from continuing operations to arrive at the net income/(loss) available to common stockholders from continuing operations.

PERFORMANCE SHIPPING INC.

Notes to Consolidated Financial Statements

 December 31, 2022

(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

3.	Discontinued Operations

Since August 2019, upon the delivery of the Company’s first tanker vessel “Blue Moon”, through August 2020, when the last container vessel “Domingo” was sold, the Company’s fleet was a mixture of container and tanker vessels. Accordingly, the Company had determined that it would operate under two reportable segments, one relating to its operations of container vessels (containers’ segment) and one to the operations of tanker vessels (tankers’ segment). Concurrently with the acquisition of its first tanker vessels, as the market environment for the Company’s containers fleet continued to be negative and with difficult employment opportunities, management initiated a number of actions for the gradual disposal of the whole container vessels’ fleet, although no decision at that time was reached for a strategic shift to a different segment. In the first months of 2020, the Company acquired two additional tanker vessels. In August 2020, at the time when the fleet’s last container vessel was sold, the Company evaluated the results of the tanker vessels owned since 2019 and assessed the prospects of the specific segment as positive. At that time, the Company determined that its decision to exit the container segment represented a strategic shift to the exclusive ownership of tanker vessels and further assessed that the disposal of all its container vessels constituted a disposal of an entity’s segment, that will have a major effect on the Company’s operations and financial results. Furthermore, the Company determined that it would not have continuing involvement in the operation of the disposed assets. In this respect, the results of operations of the container vessels, as well as their assets and liabilities, are reported since 2020 as discontinued operations for all periods presented in the accompanying consolidated financial statements.

Below are presented summarized the operating results of the discontinued operations for years ended December 31, 2022, 2021 and 2020, as well as the balance sheet information on the Company’s discontinued operations as of December 31, 2022 and 2021:

	2022	2021	2020
Items constituting net income from discontinued operations
Time-charter revenues	$-	$-	$4,238
Voyage expenses	-	-	(188)
Vessels’ operating expenses	-	-	(2,336)
Depreciation and amortization of deferred charges	-	-	(99)
Management fees	-	-	(116)
Impairment losses	-	-	(339)
Gain on vessels’ sale	-	-	319
Other income	-	400	-
Foreign currency gains / (losses)	-	-	3
Net income from discontinued operations	-	400	1,482

PERFORMANCE SHIPPING INC.

Notes to Consolidated Financial Statements

 December 31, 2022

(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

	December 31,
	2022	2021
Carrying amounts of major classes of assets of discontinued operations
Cash and cash equivalents	$-	$1
Accounts receivable, trade	17	17
Prepaid expenses and other assets	29	29
Total major classes of current assets of discontinued operations	46	47
Carrying amounts of major classes of liabilities of discontinued operations
Accounts payable, trade and other	98	115
Accrued liabilities	-	5
Total major classes of current liabilities of discontinued operations	98	120

4.	Revenue, Accounts Receivable and Provision for Credit Losses

Revenue and Accounts Receivable

The Company’s tanker vessels are employed under various types of charters and accordingly, the Company disaggregates its revenue from contracts with customers by the type of charter (time charters, spot charters and pool charters).

For 2022, Revenue from continuing operations amounted to $23,330 from spot charters, to $8,131 from time-charters and to $43,712 from pool charters. For 2021, Revenues from continuing operations amounted to $23,606 from spot charters, to $10,282 from time-charters and to $2,603 from pool charters. For 2020, Revenues from continuing operations amounted to $34,742 from spot charters, to $7,303 from time-charters and to $nil from pool charters.

As of December 31, 2022, the balance of Accounts receivable, net, for the continuing operations amounted to $2,636 for the spot charters (of which $167 relates to contract assets), to $34 for the time-charters and to $6,440 for the pool charters. As of December 31, 2021, the balance of Accounts receivable, net, for the continuing operations amounted to $2,037 for the spot charters (of which $196 relates to contract assets), to $2 for the time-charters and to $1,753 for the pool charters.

As of December 31, 2022 and 2021, the balance of Deferred Revenue for the continuing operations amounted to $1,378 and $nil, respectively, and related solely to cash received up-front from the Company’s time-charter contracts.

PERFORMANCE SHIPPING INC.

Notes to Consolidated Financial Statements

 December 31, 2022

(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

For the years ended December 31, 2022, 2021, and 2020, charterers that accounted for more than 10% of the Company’s revenue, were as follows:

Charterer	2022	2021	2020
A	-	26%	20%
B	-	17%	-
C	41%	-	-
D	18%	-	-

The maximum aggregate amount of loss due to credit risk, net of related allowances, that the Company would incur if the aforementioned charterers failed completely to perform according to the terms of the relevant charter parties, amounted to $6,440 and to $405 as of December 31, 2022 and 2021, respectively.

Credit Losses Provision

The Company, in estimating its expected credit losses, gathers annual historical losses on its freight and demurrage receivables since 2019 when the Company’s tanker vessels firstly operated in the spot market, and makes forward-looking adjustments in the estimated loss ratio, which is re-measured on an annual basis. As of December 31, 2022 and 2021, the balance of the Company’s allowance for estimated credit losses on its outstanding freight and demurrage receivables were $109 and $121, respectively, and is included in Accounts receivable, net of provision for credit losses in the accompanying consolidated balance sheets. For the years ended December 31, 2022, 2021 and 2020, the Provision for credit losses and write offs in the accompanying consolidated statements of operations includes changes in the provision of estimated losses of $(12), $42 and $79, respectively, and for 2022 and 2021 it also includes an amount of $45 and $118, respectively, representing demurrages write offs.

5.	Transactions with Related Parties

(a)          Pure Brokerage and Shipping Corp. (“Pure Brokerage”): Pure Brokerage, a company controlled by the Company’s Chairperson of the Board and controlling shareholder Aliki Paliou, provides brokerage services to the Company since June 15, 2020, pursuant to a Brokerage Services Agreement for a fixed monthly fee per each tanker vessel owned by the Company. Pure Shipbroking may also, from time to time, receive sale and purchase commissions and chartering commissions on the gross revenue of the tanker vessels, depending on the respective charter parties’ terms.

For 2022, 2021 and 2020, commissions to Pure Brokerage amounted to $887, $431 and $227, respectively, and are included in Voyage expenses in the accompanying consolidated statements of operations. Also, for 2022, 2021 and 2020, brokerage fees to Pure Brokerage amounted to $204, $180 and $80, respectively, and are included in General and administrative expenses in the accompanying consolidated statements of operations. Also, for 2020, commissions of discontinued operations amounted to $56 and are included in Net income / (loss) from discontinued operations. As at December 31, 2022 and 2021, an amount of $335 and $63 was payable to Pure Brokerage and is included in Due to related parties in the accompanying consolidated balance sheets.

PERFORMANCE SHIPPING INC.

Notes to Consolidated Financial Statements

 December 31, 2022

(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(b)          Mango Shipping Corp (“Mango”): On March 2, 2022, the Company entered into an unsecured credit facility with Mango, whose beneficial owner is the Company’s Chairperson of the Board and controlling shareholder Aliki Paliou, of up to $5.0 million, for general working capital purposes. The loan had a term of one year from the date of the agreement, bore interest of 9.0% per annum, and was drawn in arrears at the Company’s request. The agreement also provided for arrangement fees of $200 payable on the date of the agreement, and commitment fees of 3.00% per annum on any undrawn amount until the maturity date. The Company drew down the $5,000 loan amount in two advances in March 2022, and repaid it in full on October 19, 2022 (see paragraph below). For 2022, interest and commitment fees incurred in connection with the Mango loan amounted to $277, and together with arrangement fees of $200 which were amortized and written off during 2022, are included in Interest and finance costs in the accompanying consolidated statements of operations (Note 11).

In December 2021, the Company commenced an offer to exchange up to 271,078 of its then issued and outstanding common shares, par value $0.01 per share, for newly issued shares of the Company’s Series B Convertible Cumulative Perpetual Preferred Stock, par value $0.01, at a ratio of 4.20 Series B Preferred Shares for each common Share (Note 10). The tender offer expired on January 27, 2022, and a total of 188,974 common shares were validly tendered and accepted for exchange, which resulted in the issuance of 793,657 Series B Preferred Shares, out of which 657,396 were beneficially owned by Aliki Paliou through Mango, and 28,171 were beneficially owned by Andreas Michalopoulos. On October 17, 2022, the Company entered into a stock purchase agreement with Mango pursuant to which it agreed to issue to Mango in a private placement 1,314,792 Series C Preferred Stock in exchange for (i) all 657,396 Series B Preferred Shares held by Mango, and (ii) the agreement by Mango to apply $4,930 (an amount equal to the aggregate cash conversion price payable upon conversion of such Series B Preferred Shares into Series C Preferred Shares pursuant to their terms) as a prepayment by the Company of the unsecured credit facility. The transaction was approved by a special independent committee of the Company’s Board of Directors. On October 19, 2022, the Company repaid the remaining amount due to the credit facility of $70, together with accrued interest, and terminated the agreement.

The Series B and the Series C Preferred stock is entitled to an annual dividend of 4.00% and 5.00%, respectively (Note 10). For 2022, dividends declared and paid to Mango on its Series B preferred shares amounted to $411 (or $0.875 per each Series B preferred share) and were calculated for the period from February 2, 2022 (date of issuance of the Series B preferred shares) until September 15, 2022. Following the issuance of the Series C preferred shares in October 2022 to Mango, the dividends on the Series B preferred shares held by Mango accrued until the last dividend payment date, which was September 15, 2022. Additionally, for 2022, dividends declared and paid to Mango on its Series C preferred shares amounted $411, (or $0.3125 per each Series C preferred share), and were calculated for the period from September 15, 2022 until December 15, 2022. On December 31, 2022, accrued and not paid dividends on the Series C preferred shares held by Mango, amounted to $82 (Note 10).

For the details of the terms of the Series B and the Series C preferred stock, and the respective accounting treatment followed by the Company, please refer to Note 10.

Ex Related Parties transactions of 2021 and 2020

During 2020 and 2021, the Company was receiving travel, brokerage, and vessels’ management services from certain affiliated companies, on the basis that these entities were either controlled by the Company’s then Chairman of the Board, or the Company had common board members with these entities. Additionally, in 2021, the Company sold to an ex-affiliated entity its co-owned indivisible share in a plot of land, located in Athens, Greece. The Company gradually from February 2020 to January 2021 either terminated its co-operation with these entities or ceased to be affiliated to them.

PERFORMANCE SHIPPING INC.

Notes to Consolidated Financial Statements

 December 31, 2022

(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

For 2021 and 2020, aggregate expenses for services provided by the aforementioned entities amounted to $18 and $596, respectively, and are included in Vessel operating expenses, in General and administrative expenses and in Net income / (loss) from discontinued operations in the accompanying consolidated financial statements. Also, in 2021, the Company recognized a gain of $137 from the sale of property to an ex-affiliated entity, and it is depicted as Gain from property sale in the accompanying consolidated financial statements (Note 7). As at December 31, 2021, there were no amount due to or due from these ex related party entities.

6.       Vessels, net

Vessels’ acquisitions and Vessels’ Improvements - Continuing Operations

During 2021, the Company capitalized in Vessels, net an amount of $2,218, mainly representing costs for the installation of ballast water treatment system on the tanker vessels “Briolette” and “P. Fos”, out of which $1,758 has been settled until December 31, 2021 and is included in Payments for vessels’ improvements in the accompanying consolidated statement of cash flows. Additionally, an amount of $558 relating to the installation costs of the ballast water treatment system of the vessel “Blue Moon”, whose scheduled special survey was in progress as of December 31, 2021, is included in Other non-current assets in the accompanying 2021 consolidated balance sheets. Out of the $558 of these installation costs, $19 have been paid until December 31, 2021 and is included in Payments for vessels’ improvements in the accompanying consolidated statement of cash flows.

During 2022, the Company capitalized in Vessels, net an aggregate amount of $1,218, out of which $558 was transferred from other non-current assets, representing costs for the installation of ballast water treatment system on the vessel “Blue Moon”. During the year, $1,199 of these costs have been paid and are included in line “Payments for vessels’ improvements” in the accompanying consolidated statements of cash flows. Furthermore, in 2022, the Company capitalized in other non-current assets an amount of $450, representing advances paid for the installation of ballast water treatment system on the vessel “P. Kikuma”, also included in line “Payments for vessels’ improvements” in the accompanying consolidated statements of cash flows.

From June to November 2022, the Company, through four newly established subsidiaries, entered into four memoranda of agreement with unrelated parties to acquire the Aframax tanker vessels “P. Sophia”, “P. Aliki”, “P. Monterey”, and “P. Long Beach”, for a purchase price of $27,577, $36,500, $35,000, and $43,750, respectively. The vessels were delivered to the Company from July to December 2022. Aggregate pre-delivery costs capitalized in connection with these vessels’ acquisition amounted to $677.

PERFORMANCE SHIPPING INC.

Notes to Consolidated Financial Statements

 December 31, 2022

(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

Vessel’s Disposals – Continuing and Discontinued Operations

In October 2022, the Company, through one of its subsidiaries, entered into a memorandum of agreement to sell the Aframax tanker vessel “P. Fos” to unrelated parties for an aggregate gross price of $34,000. The vessel was delivered to her new owners in November 2022 and the Company received the sale proceeds in accordance with the terms of the contract. For 2022, the gain on sale of vessels, net of direct to sale expenses, amounted to $9,543 and is reflected in Gain on vessel’s sale in the accompanying consolidated statement of operations.

In January and August 2020, the Company, through two of its subsidiaries, agreed to sell the container vessels “Rotterdam” and “Domingo” to unrelated parties for an aggregate gross price of $24,100. The vessels were delivered to their new owners in April and August 2020, respectively, and the Company received the sale proceeds in accordance with the terms of the contracts. For 2020, the gain on sale of vessels, net of direct to sale expenses, amounted to $319. The gain on vessels’ sale is included in Net income/(loss) from discontinued operations in the accompanying consolidated statement of operations.

Vessels’ impairment – Discontinued Operations

In 2020, the Company, taking into account the provisions of ASC 360 and factors such as the vessels’ age and employment prospects under the then current market conditions, determined the future undiscounted cash flows for each of its vessels, considering its various alternatives, including sale possibilities. During 2020, the carrying values of one of the Company’s containers vessels was impaired as a result of its classification as “held for sale”. More specifically, in 2020, an impairment loss of $339 was recognized in connection with the container vessels’ “Rotterdam” held for sale classification on the March 31, 2020 balance sheets, as the vessel’s carrying value exceeded its fair value, less costs to sell. The vessel was measured at fair value on a non-recurring basis as a result of its “held for sale” classification and their fair value was determined through Level 2 inputs of the fair value hierarchy making also use of available market data for the market value of vessels with similar characteristics. The fair value of the impaired vessel as of the testing date were $18,130 in 2020.

In 2020, the impairment loss recognized by the Company for its container vessels amounted to $339 and is included in Net income/(loss) from discontinued operations in the accompanying consolidated statement of operations.

PERFORMANCE SHIPPING INC.

Notes to Consolidated Financial Statements

 December 31, 2022

(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

The amounts of Vessels, net, in the accompanying consolidated balance sheets are analyzed as follows:

	Vessels’ Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2020	$134,564	$(6,456)	$128,108
- Vessels’ improvements	2,218	-	2,218
- Depreciation	-	(7,290)	(7,290)
Balance, December 31, 2021	$136,782	$(13,746)	$123,036
- Vessels’ acquisitions	143,504	-	143,504
- Vessels’ improvements transferred from other non-current assets	558	-	558
- Vessels’ improvements	660	-	660
- Vessels’ disposals	(27,208)	4,688	(22,520)
- Depreciation	-	(8,631)	(8,631)
Balance, December 31, 2022	$254,296	$(17,689)	$236,607

7.       Property and Equipment, net

On November 18, 2021, the Company, through UOT, sold to a subsidiary of Diana Shipping Inc. its co-owned indivisible share in a plot of land, located in Athens, Greece, for a purchase price of Euro 1,100,000 (or $1,248 based on a $1.1345 Euro/USD exchange rate). In connection with this sale, the Company recorded a gain, net of $233 taxes and expenses, of $137, which is presented as Gain from property sale in the accompanying 2021 consolidated statement of operations.

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Property and Equipment	Accumulated Depreciation	Net Book Value
Balance, December 31, 2020	$1,790	$(655)	$1,135
- Additions in equipment	8	-	8
- Land sale	(878)	-	(878)
- Depreciation	-	(114)	(114)
Balance, December 31, 2021	$920	$(769)	$151
- Additions in equipment	27	-	27
- Depreciation	-	(106)	(106)
Balance, December 31, 2022	$947	$(875)	$72

PERFORMANCE SHIPPING INC.

Notes to Consolidated Financial Statements

 December 31, 2022

(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

8. Long-Term Debt

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2022	Current	Non-current	December 31, 2021	Current	Non-current

Nordea Bank secured term loan	$20,663	$3,740	$16,923	$24,403	$3,740	$20,663
Piraeus Bank secured term loans	67,584	9,048	58,536	25,786	4,171	21,615
Alpha Bank secured term loans	40,250	4,200	36,050	-	-	-
less unamortized deferred financing costs	(822)	(242)	(580)	(291)	(123)	(168)
Total debt, net of deferred financing costs	$127,675	$16,746	$110,929	$49,898	$7,788	$42,110

Secured Term Loans: The Company, through its vessel-owning subsidiaries, has entered into various long term loan agreements with certain financial institutions (as described below) to partially finance the acquisition cost of its tanker vessels. All loans are repayable in quarterly installments plus one balloon installment per loan agreement to be paid together with the last installment, and bear variable interest at SOFR or LIBOR plus a fixed margin ranging from 2.35% to 2.85%. Their maturities fall due from July 2024 to December 2027, and at each utilization date, arrangement fees ranging from 0.50% to 1.00% were paid. As of December 31, 2022, the term loans were collateralized by the Company’s eight tanker vessels, whose aggregate net book value was $236,607.

In July 2019, the Company, through two of its vessel-owning subsidiaries, entered into a loan agreement with Nordea Bank Abp, Filial i Norge (“Nordea Bank”) for a senior secured term loan facility of up to $33,000, to partially finance the acquisition cost of the vessels “Blue Moon” and “Briolette”. In December 2019 and in March 2020, the Nordea Bank loan was twice amended and restated to increase the loan facility to up to $47,000 and $59,000, respectively, to partially support the acquisition cost of the tanker vessels “P. Fos” and “P. Kikuma”, respectively. In December 2020, the Company entered a Deed of Release with Nordea Bank, according to which the borrowers of the vessels “P. Fos” and “P. Kikuma” were released from all obligations under the agreement, in connection with the re-finance by Piraeus Bank S.A. (described below). Also in December 2020, the Company entered into a Supplemental Loan Agreement with Nordea Bank, to amend the existing repayment schedules of the “Blue Moon” and “Briolette” tranches and to amend the major shareholder’s clause included in the agreement.

In December 2020, the Company, through three of its vessel-owning subsidiaries, entered into a loan agreement with Piraeus Bank S.A. (“Piraeus Bank”) for a senior secured term loan facility of up to $31,526, to refinance the existing indebtedness of the vessels “P. Fos” and “P. Kikuma” with Nordea Bank, described above, and partially finance the acquisition cost of the vessel “P. Yanbu”. The three borrowers utilized in December 2020 an aggregate amount of $29,958 under the loan agreement, and no amount remained available for drawdown thereafter. The “P. Fos” trance was repaid in full and released from the loan agreement in November 2022, due to the vessels’ sale (Note 6). Furthermore, the “P. Yanbu” and the “P. Kikuma” trances were also released from the specific loan agreement in July and December 2022, respectively, as part of their refinancing under the new loan agreements with Piraeus Bank signed in June and November 2022 (discussed below), and as such, the specific loan agreement was terminated.

PERFORMANCE SHIPPING INC.

Notes to Consolidated Financial Statements

 December 31, 2022

(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

In June 2022, the Company, through the vessel-owning subsidiaries of the vessels “P. Sophia” (Note 6) and “P. Yanbu”, entered into a new loan agreement with Piraeus Bank for a senior secured term loan facility of up to $31,933. The purpose of this facility was to finance the acquisition of “P. Sophia” by up to $24,600 and refinance the existing indebtedness of $7,333 of the vessel “P. Yanbu”. The Company utilized the full amount of $31,933 in July 2022.

Later, in November 2022, the Company, through the vessel-owning subsidiaries of the vessels “P. Monterey” (Note 6) and “P. Kikuma”, entered into a new loan agreement with Piraeus Bank for a senior secured term loan facility of up to $37,400. The purpose of this facility was to finance the acquisition of “P. Monterey” by up to $29,615 and refinance the existing indebtedness of $7,785 of the vessel “P. Kikuma”. The Company utilized the amount of $36,450 in November 2022, and no amount remained available for drawdown thereafter.

Also in November 2022, the Company, through the vessel-owning subsidiary of the vessel “P. Aliki” (Note 6) signed a loan agreement with Alpha Bank S.A (“Alpha Bank”), to support the acquisition of the vessel by providing a secured term loan of up to $18,250. The maximum loan amount was drawn down upon the vessel’s delivery to the Company in November 2022.

Finally, in December 2022, the Company, through the vessel-owning subsidiary of the vessel “P. Long Beach” (Note 6) signed a loan agreement with Alpha Bank S.A, to support the acquisition of the vessel by providing a secured term loan of up to $22,000. The maximum loan amount was drawn down upon the vessel’s delivery to the Company in December 2022.

All loans are guaranteed by Performance Shipping Inc. and are also secured by first priority mortgages over the financed fleet, first priority assignments of earnings, insurances and of any charters exceeding durations of certain length of time, pledge over the borrowers’ shares and over their earnings accounts, and vessels’ managers’ undertakings. The loan agreements also require a minimum hull value of the financed vessels, impose restrictions as to dividend distribution following the occurrence of an event of default and changes in shareholding, include customary financial covenants and require at all times during the facility period a minimum cash liquidity. As at December 31, 2022 and 2021, the maximum compensating cash balance required under the Company’s loan agreements amounted to $10,500 and $5,000 respectively, and is included in Cash and cash equivalents in the accompanying consolidated balance sheets. Also, as at December 31, 2022 and December 31, 2021, the restricted cash, being pledged deposits, required under the Company’s loan agreements amounted to $1,000 and $nil, respectively, and is included in Restricted cash, non-current in the accompanying consolidated balance sheets. As at December 31, 2022 and 2021, the Company was in compliance with all of its loan covenants.

The weighted average interest rate of the Company’s bank loans for 2022 and 2021, was 4.85% and 2.90%, respectively.

For 2022, 2021 and 2020 interest expense on long-term bank debt amounted to $3,191, $1,596 and $1,710, respectively, and is included in Interest and finance costs in the accompanying consolidated statement of operations. Accrued interest on bank debt as of December 31, 2022 and 2021, amounted to $390 and $51, respectively, and is included in Accrued liabilities in the accompanying consolidated balance sheets.

PERFORMANCE SHIPPING INC.

Notes to Consolidated Financial Statements

 December 31, 2022

(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

As at December 31, 2022, the maturities of the drawn portions of the debt facilities described above, are as follows:

Principal Repayment
Year 1	$16,988
Year 2	28,222
Year 3	11,298
Year 4	11,298
Year 5	60,691
Total	$128,497

9.       Commitments and Contingencies

(a) Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any claims or contingent liabilities, which should be disclosed, or for which a provision should be established and has not in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company’s vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the protection and indemnity association (“P&I Association”) in which the Company’s vessels are entered. The Company’s vessels are subject to calls payable to their P&I Association and may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the Board of Directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year. Supplemental calls, if any, are expensed when they are announced and according to the period they relate to. The Company is not aware of any supplemental calls outstanding in respect of any policy year.

(b) As of December 31, 2022, part of the Company’s fleet was operating under time-charters. The minimum contractual annual charter revenues, net of related commissions to third parties (including related parties), to be generated from the existing as of December 31, 2022 non-cancelable time charter contract are estimated at $48,683 until December 31, 2023, and at $26,231 until December 31, 2024.

PERFORMANCE SHIPPING INC.

Notes to Consolidated Financial Statements

 December 31, 2022

(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(c) The Company rents its office spaces in Greece under various lease agreements with unaffiliated parties. The durations of these agreements vary from a few months to 3 years and certain of these contracts, and as of December 31, 2022 the weighted-average remaining lease term for all lease agreements is 2.42 years. The contracts also bear the option for the Company to extend the lease terms for further periods. Under ASC 842, the Company, as a lessee, has classified these contracts as operating leases and accordingly, a lease liability of $163 and $84, respectively, and an equal right-of-use asset based on the present value of future minimum lease payments for the fixed periods of each contract have been recognized on the December 31, 2022 and 2021 balance sheets. The weighted average discount rate used for the calculation of the present value of future lease payments was 3.98%. The monthly rent cost under the existing as of December 31, 2022 lease agreements are $7 (based on the exchange rate of Euro/US Dollar $1.043 as of December 31, 2022). Rent costs have been reduced for the Company during 2021 as a result of COVID 19-relief measures applied by the Greek government, as the lessor was partially reimbursed for these rent payments by the state. Accordingly, rent expenses amounted to $87, $47 and $104 for 2022, 2021 and 2020, respectively, and are included in General and administrative expenses in the accompanying consolidated financial statements. The Company assessed in 2021 that the rent concession qualifies for the election and elected to not evaluate whether a concession provided due to COVID-19 is a lease modification under ASC 842. The Company has assessed the right of use asset recognized for office leases for impairment and concluded that no impairment charge should be recorded as December 31, 2022 and 2021 as no impairment indicators existed.

The following table sets forth the Company’s undiscounted office rental obligations as at December 31, 2022:

Amount
Year 1	$77
Year 2	59
Year 3	39
Total	$175
Less imputed interest	(12)
Present value of lease liabilities	$163

Lease liabilities, current	73
Lease liabilities, non- current	90
Present value of lease liabilities	$163

10.      Changes in Capital Accounts

(a)           Company’s Preferred Stock: As of December 31, 2022 and 2021, the Company’s authorized preferred stock consists of 25,000,000 shares of preferred stock, par value $0.01 per share. Of these preferred shares, 1,250,000 have been designated Series A preferred shares, 1,200,000 have been designated Series B preferred shares, and 1,587,314 have been designated as Series C Preferred Shares (see paragraph (b) below). As of December 31, 2022, 136,261 Series B preferred shares and 1,314,792 Series C preferred shares were issued and outstanding, while as of December 31, 2021, no preferred stock was issued and outstanding.

(b)   Tender Offer to Exchange Common Shares for Shares of Series B Convertible Cumulative Perpetual Preferred Stock, and Issuance of Shares of Series C Convertible Cumulative Perpetual Preferred Stock: In December 2021, the Company commenced an offer to exchange up to 271,078 of its then issued and outstanding common shares, par value $0.01 per share, for newly issued shares of the Company’s Series B Convertible Cumulative Perpetual Preferred Stock (“Series B Preferred Shares”), par value $0.01, at a ratio of 4.20 Series B Preferred Shares for each common Share.

PERFORMANCE SHIPPING INC.

Notes to Consolidated Financial Statements

 December 31, 2022

(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

The material terms of the Series B Preferred Shares are as follows: 1) Dividends: The Company pays a 4.00% annual dividend on the Series B Preferred Shares, on a quarterly basis, either in cash, or, at the Company’s option, through the issuance of additional common shares, valued at the volume-weighted average price of the common stock for the 10 trading days prior to the dividend payment date; 2) Voting Rights: Each Series B Preferred Share has no voting rights; 3) Conversion Rights: Each Series B Preferred Share is convertible at the option of the holder during the applicable conversion period and for additional cash consideration of $7.50 per converted Series B Preferred Share, into two Series C Preferred Shares (see description below); 4) Liquidation: Each Series B Preferred Share has a fixed liquidation preference of $25.00 per share; 5) Redemption: The Series B Preferred Shares are not subject to mandatory redemption or to any sinking fund requirements, and will be redeemable at the Company’s option, at any time, on or after the date that is the date immediately following the 15-month anniversary of the issuance date, at $25.00 per share plus accumulated and unpaid dividends thereon to and including the date of redemption. Also, upon the occurrence of a liquidation event, holders of Series B Preferred Shares shall be entitled to receive out liquidating distribution or payment in full redemption of such Series B Preferred Shares in an amount equal to $25.00, plus the amount of any accumulated and unpaid dividends thereon; 6) Rank: Finally, the Series B Preferred Shares rank senior to common shares with respect to dividend distributions and distributions upon any liquidation, winding up or dissolution of the Company.

The tender offer expired on January 27, 2022, and a total of 188,974 common shares were validly tendered and accepted for exchange, which resulted in the issuance of 793,657 Series B Preferred Shares (with aggregate liquidation preference of $19,841), out of which 657,396 were acquired by Aliki Paliou through Mango (Note 5), and 28,171 were acquired by Andreas Michalopoulos. For 2022, declared and paid dividends on Series B preferred shares amounted to $530 (or $0.875 per each Series B preferred share) which represented the dividends calculated for the period from February 2, 2022 (date of issuance of the Series B preferred shares) until December 15, 2022, out of which $411 were dividends paid to Mango for its Series B preferred shares (Note 5). As of December 31, 2022, accrued and not paid dividends on the Series B preferred shares amounted to $7.

On October 17, 2022, the Company entered into a stock purchase agreement with Mango, pursuant to which it agreed to issue to Mango in a private placement 1,314,792 shares (with aggregate liquidation preference of $32,870) of its newly-designated Series C Convertible Cumulative Redeemable Perpetual Preferred Stock (“Series C Preferred Shares”) in exchange for (i) all 657,396 Series B Preferred Shares held by Mango and (ii) the agreement by Mango to apply $4,930 (an amount equal to the aggregate cash conversion price payable upon conversion of such Series B Preferred Shares into Series C Preferred Shares pursuant to their terms) as a prepayment by the Company of the unsecured credit facility agreement dated March 2, 2022 (Note 5) and made between the Company as borrower and Mango as lender, maturing in March 2023 and bearing interest at 9.0% per annum. The Company repaid on October 19, 2022 the remaining amount due to the credit facility of $70, and any remaining accrued interest, and terminated the loan agreement with Mango. The transaction was approved by a special independent committee of the Company’s Board of Directors. The authorized number of Series C Preferred Shares, par value $0.01 and $25.00 liquidation preference, is 1,587,314, out of which 1,314,792 shares were issued to Mango.

PERFORMANCE SHIPPING INC.

Notes to Consolidated Financial Statements

 December 31, 2022

(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

The remaining Series C Preferred Shares can be issued not earlier than one year from the date of original issuance of the Series B Preferred Shares (Note 15). The material terms of the Series C Preferred Shares are as follows: 1) Dividends: Dividends on each Series C Preferred Share shall be cumulative and shall accrue at a rate equal to 5.00% per annum of the Series C liquidation preference per Series C Preferred Share from the dividend payment date immediately preceding issuance, and can be paid either in cash, or, at the Company’s option, through the issuance of additional common shares; 2) Voting Rights: Each holder of Series C Preferred Shares is entitled, from the date of issuance of the Series C Preferred Shares, to a number of votes equal to the number of Common Shares into which such holder’s Series C Preferred Shares would then be convertible (notwithstanding the requirement that the Series C Preferred Shares are convertible only after six months following the Original Issuance Date), multiplied by 10. The holders of Series C Preferred Shares shall vote together as one class with the holders of Common Shares on all matters submitted to a vote of the Company’s shareholders (with certain exceptions); 3) Conversion Rights: The Series C Preferred Shares are convertible into common shares (i) at the option of the holder: in whole or in part, at any time on or after the date that is the date immediately following the six-month anniversary of the Original Issuance Date at a rate equal to the Series C liquidation preference, plus the amount of any accrued and unpaid dividends thereon to and including the date of conversion, divided by an initial conversion price of $0.50, subject to adjustment from time to time, or (ii) mandatorily: on any date within the Series C Conversion Period,  being any time on or after the date that is the date immediately following the six-month anniversary of October 17, 2022 (or “the Original Issuance Date”), on which less than 25% of the authorized number of Series C Preferred Shares are outstanding and the volume-weighted average price of the common shares for the 10 trading days preceding such date exceeds 130% of the conversion price in effect on such date, the Company may elect that all, or a portion of the outstanding Series C Preferred Shares shall mandatorily convert into common shares at a rate equal to the Series C liquidation preference, plus the amount of any accrued and unpaid dividends thereon to and including such date, divided by the conversion price.  The conversion price is subject to adjustment for any stock splits, reverse stock splits or stock dividends, and shall also be adjusted to the lowest price of issuance of common stock by the Company for any registered offering following the Original Issuance Date, provided that such adjusted conversion price shall not be less than $0.50 (this conversion price adjustment clause is further analyzed later); 4) Liquidation: Each Series C Preferred Share has a fixed liquidation preference of $25.00 per share; 5) Redemption: The Series C Preferred Shares are not subject to mandatory redemption, and will be redeemable at the Company’s option, at any time, on or after the date that is the date immediately following the 15-month anniversary of the issuance date, in whole or in part, at $25.00 per share plus accumulated and unpaid dividends thereon to and including the date of redemption. The Company shall effect any such redemption by paying a) cash or, b) at the Company’s election, and provided on the date of the redemption notice less than 25% of the authorized number of Series C are outstanding, shares of common stock valued at the volume-weighted average price of common stock for the last 10 trading days prior to the redemption date. Also, upon the occurrence of a liquidation event, holders of Series C Preferred Shares shall be entitled to receive out liquidating distribution or payment in full redemption of such Series C Preferred Shares in an amount equal to $25.00, plus the amount of any accumulated and unpaid dividends thereon; 6) Rank: The Series C Preferred Shares rank senior to common shares, and on a parity with the Series B Preferred Stock, with respect to dividend distributions and distributions upon any liquidation.

PERFORMANCE SHIPPING INC.

Notes to Consolidated Financial Statements

 December 31, 2022

(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

For 2022, declared and paid dividends on the Series C preferred shares held by Mango amounted to $411 (or $0.3125 per each Series C preferred share), which represented the dividends calculated for the period from September 15, 2022 until December 15, 2022. On December 31, 2022, accrued and not paid dividends on the Series C preferred shares held by Mango, amounted to $82 (Note 5).

The Company, when assessing the accounting of the Series B preferred stock, has taken into consideration the provisions of ASC 480 “Distinguishing Liabilities from Equity” and ASC 815 “Derivatives and Hedging” and determined that the Series B preferred shares should be classified as permanent equity rather than temporary equity or liability. The preferred stock was measured as of the date of closing of the tender offer, being January 27, 2022, at fair value on a non-recurring basis. Its fair value was determined through Level 3 inputs of the fair value hierarchy as determined by management and amounted to $18,030. The fair value of the preferred stock weighted the probabilities: a) that the Series B are not further exchanged for Preferred C shares, and b) that the Series B are converted to Series C on the applicable conversion date. The fair value of the conversion option embedded in the Series C Preferred Shares was estimated using the Black & Scholes model. Moreover, the Company’s valuation used the following assumptions: (a) stated dividend yields for the Series B preferred stock and Series C preferred stock, (b) cost of equity of 11.07%, based on the CAPM theory; (c) expected volatility of 77%, (d) risk free rate of 1.66% determined by management using the applicable 5-year treasury yield as of the measurement date, (e) market value of common stock of $3.09 (which was the current market price as of the date of the fair value measurement) and (f) expected life of convertibility option of the Series C preferred shares to common shares of 4 years. The Company applied option moneyness scenarios and determined the aforementioned assumptions of volatility and expected life of the convertibility option. The Company’s valuation determined that the exchange resulted in an excess value of the Series B preferred shares of $9,271, or $11.68 per preferred share, as compared to the fair value of the common shares exchanged, that was transferred from the common holders to the preferred holders on the measurement date, and that that value represented a deemed dividend to the preferred holders that should be deducted from the net income from continuing operations to arrive to the net income available to common stockholders from continuing operations (Note 12). The fair value of the common shares exchanged on the measurement date of $8,759 was determined through Level 1 inputs of the fair value hierarchy (quoted market price on the date of the exchange).

Accordingly, in its assessment for the accounting of the Series C preferred stock, the Company has taken into consideration the provisions of ASC 480 “Distinguishing Liabilities from Equity” and ASC 815 “Derivatives and Hedging” and determined that the Series C preferred shares should be classified as permanent equity rather than temporary equity or liability. The Series C preferred stock was measured as of the date of their issuance, being October 17, 2022, at fair value on a non-recurring basis. Its fair value was determined through Level 3 inputs of the fair value hierarchy as determined by management and amounted to $26,809. The fair value of the preferred stock was estimated as the sum of two components: a) the “straight” preferred stock component, using the discounted cash flow model, and b) the embedded option component, using the Black & Scholes model. For this assessment, the Company’s valuation used the following assumptions: (a) stated dividend yield for the Series C preferred stock (b) cost of equity of 10.38%, based on the CAPM theory; (c) expected volatility of 89%, (d) risk free rate of 4.23% determined by management using the applicable 5-year treasury yield as of the measurement date, (e) market value of common stock of $0.31 (which was the current market price as of the date of the fair value measurement), and (f) expected life of  convertibility option of the Series C preferred shares to common shares of 4 years. The Company applied option moneyness scenarios and determined the aforementioned assumptions of volatility and expected life of the convertibility option. The Company’s valuation determined that the transaction resulted in an excess value of the Series C preferred shares of $6,944, or $5.28 per preferred share, as compared to the sum of the amount of $4,930 (being the carrying value of the amount applied by the Company as a prepayment to the loan facility with Mango) and the carrying value of the Series B preferred shares exchanged, that was transferred from the preferred Series B holders to the preferred Series C holders on the measurement date, and that that value represented a deemed dividend to the preferred Series C holders that should be deducted from the net income from continuing operations to arrive to the net income available to common stockholders from continuing operations (Note 12). The carrying value of the Series B preferred shares exchanged by Mango on the measurement date was $14,935.

PERFORMANCE SHIPPING INC.

Notes to Consolidated Financial Statements

 December 31, 2022

(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

As discussed above, the conversion price adjustment clause of the Series C Preferred Shares provides for a reduction in the initial conversion price in case, subsequent to the issuance of the Series C preferred shares, any of the following, among others, happens: a) upon stock dividend, split, or reverse stock split, or b) in case the Company issues equity securities at prices below the conversion price of the Series C preferred shares then in effect. The Company concluded that the feature mentioned in b) above provides protection to investors in promising to give each Series C holder investor the lowest pricing available to any other investors, rather than protecting against true economic dilution, and accordingly, this feature constitutes a down round feature. Following the reverse stock split that was effected in November 2022 (discussed later in paragraph (h)) the conversion price has been adjusted in November 2022 from $0.50 to $7.50. Later, on December 12, 2022, because of the issuance of common shares through the ATM offering (discussed later in paragraph (e)), the conversion price has been further adjusted to $3.51, and at that date the Company assessed that the down round feature was triggered. To measure the effect of the down round feature the Company performed fair value measurements by applying the same methodology as per initial fair value measurement for Series C preferred stock. For this assessment the Company updated the Level 3 inputs as follows: (a) expected volatility of 87% for the valuation of the instrument based on the initial conversion price of $7.50, and 118% for the valuation of the instrument based on the reduced conversion price of $3.51, and (b) expected life of  convertibility option of the Series C preferred shares to common shares of 5 years for the valuation of the instrument based on the initial conversion price of $7.50, and 1 year for the valuation of the instrument based on the reduced conversion price of $3.51. The Company applied option moneyness scenarios and determined the aforementioned assumptions of volatility and expected life of the convertibility option. In this respect, the Company determined an aggregate measurement of the down round feature of $5,930, which was accounted for as a deemed dividend that should be deducted from the net income from continuing operations to arrive to the net income available to common stockholders (Note 12).

The fair values of the Series B and Series C Preferred Shares at their issuance, as well as the fair value of the Series C Preferred Shares that were assessed on the date of triggering of the down-round feature as discussed above, were determined through Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements, as they are derived by using significant unobservable inputs. Determining the fair value of the preferred stock requires management to make judgments about the valuation methodologies, including the unobservable inputs and other assumptions and estimates, which are significant in the valuation of the preferred stock.

(c)    Compensation Cost on Stock Option Awards: On January 1, 2021, the Company granted to its Chief Financial Officer stock options to purchase 8,000 of the Company’s common shares as share-based remuneration. The stock options, which were granted pursuant to, and in accordance with, the Company’s Equity Incentive Plan, have been approved by the Company’s board of directors, and have a term of five years. The exercise prices of the options are as follows: 2,000 shares for an exercise price of $150.00 per share, 1,667 shares for an exercise price of $187.50 per share, 1,333 shares for an exercise price of $225.00 per share, 1,000 shares for an exercise price of $300.00 per share, 1,000 shares for an exercise price of $375.00 per share, and 1,000 shares for an exercise price of $450.00 per share.

PERFORMANCE SHIPPING INC.

Notes to Consolidated Financial Statements

 December 31, 2022

(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

In its assessment for the accounting of the stock options awards, the Company has taken into consideration the provisions of ASC 718 “Compensation – Stock Compensation” and determined that these stock options should be classified as equity rather than liability. The award was measured on the grant date, being January 1, 2021, at fair value on a non-recurring basis. Its fair value was determined through Level 3 inputs of the fair value hierarchy as determined by management and amounted to $134. The fair value of the stock option was estimated using the binomial-pricing model with the following assumptions: (a) 6% dividend yield, assumed based on Company’s stated dividend policy and existing capital structure, (b) weighted average expected volatility of 75%, (c) risk free rate of 0.36% determined by management using the applicable 5-year treasury yield as of the measurement date, (d) market value of common stock of $4.64 (which was the current market price as of the date of the fair value measurement) and (e) expected life of 5 years as at January 1, 2021. Until December 31, 2022, no stock options were exercised, and in 2021 the full amount of $134 was recognized as compensation cost in General and administrative expenses in the accompanying statements of operations.

(d)   Compensation Cost on Restricted Common Stock: On December 30, 2020, the Company’s Board of Directors approved an amendment to the 2015 Equity Incentive Plan (or the “Plan”), to increase the aggregate number of shares issuable under the plan to 35,922 shares, and further approved 4,481 restricted common shares to be issued on the same date as an award to the Company’s directors. The fair value of the award was $320 and was calculated by using the share closing price of December 29, 2020. One fourth of the shares vested on December 30, 2020, and the remainder three fourths vest ratably over three years from the issuance date. As at December 31, 2022, 31,441 restricted common shares remained reserved for issuance under the Plan.

Following the resignation of four of the Company’s board members on February 28, 2022, the Company decided to accelerate the vesting of any unvested shares on the date of their resignation as a severance benefit and the Company recognized the corresponding compensation cost during the first quarter of 2022. During 2022, 2021 and 2020, the aggregate compensation cost on restricted stock amounted to $107, $134 and $1,916 respectively, and is included in General and administrative expenses in the accompanying consolidated statements of operations. As at December 31, 2022 and 2021, the total unrecognized compensation cost relating to restricted share awards was $52 and $159, respectively.

PERFORMANCE SHIPPING INC.

Notes to Consolidated Financial Statements

 December 31, 2022

(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

During 2022, 2021 and 2020, the movement of the restricted stock cost was as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2019	25,904	$133.50
Granted	4,481	71.40
Vested	(23,713)	131.10
Forfeited or expired	-	-
Outstanding at December 31, 2020	6,672	$100.65
Granted	-	-
Vested	(4,432)	115.50
Forfeited or expired	-	-
Outstanding at December 31, 2021	2,240	71.40
Granted	-	-
Vested	(1,890)	71.40
Forfeited or expired	-	-
Outstanding at December 31, 2022	350	$71.40

As at December 31, 2022, the weighted-average period over which the total compensation cost related to non-vested restricted stock, as presented above, is expected to be recognized, is 0.99 years.

(e) At The Market (“ATM”) Offering: On March 5, 2021, the Company entered into an At The Market (or “ATM”) Offering Agreement with H.C. Wainwright & Co., LLC (“Wainwright”), as sales agent, pursuant to which the Company could offer and sell, from time to time, up to an aggregate of $5,900 of its common shares, par value $0.01 per share. During 2022, a total of 35,128 common shares were issued as part of the Company’s ATM offering with Wainwright, and the net proceeds received, after deducting underwriting commissions and other expenses, amounted to $1,338. The Company terminated the specific ATM agreement effective August 23, 2022.

Furthermore, on December 9, 2022, the Company entered into an At The Market (or “ATM”) Offering Agreement with Virtu Americas LLC (“Virtu”), as sales agent, pursuant to which the Company could offer and sell, from time to time, up to an aggregate of $30,000 of its common shares, par value $0.01 per share. During 2022, a total of 140,379 common shares were issued as part of the Company’s ATM offering with Virtu, and the net proceeds received, after deducting underwriting commissions and other expenses, amounted to $450. Subsequent to the balance sheet date and up to February 27, 2023, when the Company terminated its ATM agreement with Virtu, a total of 224,817 shares of the Company’s common stock were issued as part of the Company’s ATM offering (Note 15).

PERFORMANCE SHIPPING INC.

Notes to Consolidated Financial Statements

 December 31, 2022

(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(f) Equity Offerings: On June 1, 2022, the Company completed its underwritten public offering of 508,000 units at a price of $15.75 per unit. Each unit consists of one common share (or pre-funded warrant in lieu thereof) and one Class A warrant (the “June 2022 Warrants”) to purchase one common share and was immediately separated upon issuance. Each Class A warrant was immediately exercisable for one common share at an exercise price of $15.75 per share and has a maturity of five years from issuance and can be either physically settled or through the means of a cashless exercise. The Company may at any time during the term of its warrants reduce the then current exercise price of each warrant to any amount and for any period of time deemed appropriate by the board of directors of the Company, subject to terms disclosed in each warrants’ agreements. The warrants also contain a cashless exercise provision, whereby if at the time of exercise, there is no effective registration statement, then the warrants can be exercised by means of a cashless exercise as disclosed in each warrants’ agreements. The Class A warrants and the pre-funded warrants do not have any voting, dividend or participation rights, nor do they have any liquidation preferences. The Company had granted the underwriters a 45-day option to purchase up to an additional 76,200 common shares and/or prefunded warrants and/or 76,200 Class A warrants, at the public offering price, less underwriting discounts and commissions. The offering closed on June 1, 2022, and the Company received net proceeds, after underwriting discounts and commissions and expenses, of $7,126 including the partial exercise of the over-allotment option by the underwriters of 59,366 Class A Warrants to purchase up to 59,366 common shares at $0.01 per share.

Furthermore, on July 18, 2022, the Company completed a direct offering of 1,133,333 common shares and warrants to purchase up to 1,133,333 common shares (the “July 2022 Warrants”) at a concurrent private placement. The combined effective purchase price for one common share and one warrant to purchase one common share was $5.25. Each warrant is immediately exercisable for one common share at an initial exercise price of $5.25 per share, and will expire in five and a half years from issuance. The July 2022 Warrants have similar terms to the June Warrants, with the only significant difference being the existence of an exercise price adjustment clause (discussed below), which was assessed by the Company as a down round feature. Further to the registered direct offering of August 12, 2022 (discussed below) the July 2022 Warrants’ exercise price has been reduced to $4.75, and following the share issuances through the Company’s ATM offering in December 2022 (discussed previously), the July 2022 Warrants’ exercise price has been reduced to $3.51, according to the terms of the Form of Warrant, as has been further reduced to $1.65 subsequent to the balance sheet date. The offering closed on July 19, 2022, and the Company received net proceeds, after underwriting discounts and commissions and expenses, of approximately $5,271.

Finally, on August 12, 2022, the Company entered into a securities purchase agreement with certain unaffiliated institutional investors to purchase 2,222,222 of its common shares and warrants to purchase 2,222,222 common shares (the “August 2022 Warrants”) at a price of $6.75 per common share and accompanying warrant in a registered direct offering. The August Warrants are immediately exercisable, expire five years from the date of issuance, and had an initial exercise price of $6.75 per common share. The August 2022 Warrants have similar terms to the July 2022 Warrants, including the exercise price adjustment clause that constitutes a down-round feature. Further to the share issuances through the Company’s ATM offering in December 2022 (discussed previously), the August 2022 Warrants’ exercise price has been reduced to $3.51, according to the terms of the Form of Warrant, as has been further reduced to $1.65 subsequent to the balance sheet date. The offering closed on August 16, 2022, and the Company received net proceeds, after deducting underwriting discounts and commissions and expenses, of approximately $13,707.

PERFORMANCE SHIPPING INC.

Notes to Consolidated Financial Statements

 December 31, 2022

(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

The exercise price adjustment clause of the July 2022 and August 2022 Warrants provides for a reduction in the warrants’ initial exercise price in case the company, subsequent to the warrants issuance: a) issues equity securities at prices below the initial exercise price of the July 2022 and August 2022 Warrants, or b) the Company’s stock trades below the July 2022 and August 2022 Warrants’ exercise price during any of the five trading sessions following the issuance of such equity securities. The Company concluded that the specific feature provides protection to investors in promising to give each warrant holder investor the lowest pricing available to any other investors, rather than protecting against true economic dilution, and accordingly, this feature constitutes a down round feature. Following the Company’s registered offering in August 2022 (discussed later), the down round feature of the July 2022 Warrants was triggered. Consequently, the Company measured the value of the effect of the feature as of the August 18, 2022, being the date that the down round feature was triggered and determined an approximate measurement of the down round feature of $22, which was accounted for as a deemed dividend. Moreover, following the ATM offering with Virtu (discussed previously) during which common shares were issued, the down round features of the July 2022 and August 2022 Warrants were triggered. In this respect, the Company measured the value of the effect of the feature as of the dates that the down round features were triggered, being December 12, 2022 for both the July 2022 and the August 2022 Warrants, and determined an approximate measurement of the down round feature of $192 and $902, respectively, which were accounted for as deemed dividends. The deemed dividends resulting from the re-valuation of the July 2022 and August 2022 Warrants are deducted from the net income from continuing operations to arrive to the net income available to common stockholders (Note 12). The fair values of the warrants, that were assessed on the date of triggering of the down-round features as discussed previously, were determined through Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements, as they are derived by using significant unobservable inputs such as historical volatility.

As of December 31, 2022, the Company had 4,187,588 common shares outstanding, and none of the June 2022, July 2022 and August 2022 Warrants had been exercised.

(g) Reverse Stock Splits: With the intention of complying with NASDAQ’s minimum bid price requirements, the Company effected as of the opening of trading on November 15, 2022, a one-for-fifteen reverse stock split of its common shares, which was approved by shareholders at the Company’s 2022 Special Meeting of Shareholders held on November 7, 2022. Consequently, the Company regained compliance with Nasdaq Listing Rule 5450(a)(1), for the breach of which it was previously notified by the Nasdaq. The number of the Company’s common shares issued and outstanding at the date of the reverse stock split effectiveness was reduced from 60,728,363 to 4,047,209. No fractional shares were issued in connection with the reverse split. Shareholders who would otherwise hold fractional shares of the Company’s common stock received a cash payment in lieu of such fractional share.

Also on November 2, 2020, with the intention of complying with NASDAQ’s minimum bid price requirements, the Company effected as of the opening of trading a one-for-ten reverse stock split of its common shares, which was approved by shareholders at the Company’s 2020 Special Meeting of Shareholders held on October 29, 2020. Consequently, the Company regained compliance with Nasdaq Listing Rule 5450(a)(1), for the breach of which it was previously notified by the Nasdaq. The number of the Company’s common shares issued and outstanding at that date was reduced from 50,155,299 to 5,015,501. No fractional shares were issued in connection with the reverse split. Shareholders who would otherwise hold fractional shares of the Company’s common stock received a cash payment in lieu of such fractional share.

PERFORMANCE SHIPPING INC.

Notes to Consolidated Financial Statements

 December 31, 2022

(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

11.       Interest and Finance Costs

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2022	2021	2020
Interest expense on bank debt (Note 8)	$3,191	$1,596	$1,710
Interest expense and other fees on related party debt (Note 5)	277	-	-
Amortization of deferred financing costs on bank and related party debt	402	143	325
Commitment fees and other	96	62	54
Total	$3,966	$1,801	$2,089

12.        Earnings / (Loss) per Share

All common shares issued (including the restricted shares issued under the equity incentive plan, or else) are the Company’s common stock and have equal rights to vote and participate in dividends, subject to forfeiture provisions set forth in the applicable award agreements. Unvested shares granted under the Company’s incentive plan, or else, are entitled to receive dividends which are not refundable, even if such shares are forfeited, and therefore are considered participating securities for basic and diluted earnings per share calculation purposes. For 2022, the Company paid aggregate dividends amounting to $941 to its Series B and Series C preferred stockholders, while for 2021 and 2020 the Company paid dividends of $nil and $502, respectively, to its common stockholders. The calculation of basic earnings/ (loss) per share does not consider the non-vested shares as outstanding until the time-based vesting restrictions have lapsed. The dilutive effect of share-based compensation arrangements and for unexercised warrants that are in-the money, is computed using the treasury stock method, which assumes that the “proceeds” upon exercise of these awards or warrants are used to purchase common shares at the average market price for the period, while the dilutive effect of convertible securities is computed using the “if converted” method. In particular, for the preferred convertible stock that requires the payment of cash by the holder upon conversion, the proceeds assumed to be received shall be assumed to be applied to purchase common stock under the treasury stock method and the convertible security shall be assumed to be converted under the “if-converted” method. For 2022 and 2020 the most dilutive method was the two-class method, considering anti-dilution sequencing as per ASC 260. For 2022 and 2020, the computation of diluted earnings per share reflects the potential dilution from conversion of outstanding preferred convertible stock calculated with the “if converted” method described above and resulted in 4,597,638 shares and 4,673 shares, respectively. For 2022, 2021 and 2020, securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share, because to do so would have anti-dilutive effect, are any incremental shares resulting from the non-vested restricted share awards, outstanding warrants, the non-exercised stock options and the Series C preferred stock calculated with the treasury stock method, or if converted method, as applicable, considering of anti-dilution sequencing as per ASC 260.

PERFORMANCE SHIPPING INC.

Notes to Consolidated Financial Statements

 December 31, 2022

(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

For 2020, net income / (loss) from continuing operations is significantly adjusted to arrive to net income / (loss) attributable to common equity holders by $1,500, being the difference between the fair value of the consideration paid for the re-purchase of the Series C preferred shares (Note 10) and the carrying amount of the shares surrendered. The $1,500 gain from repurchase has been allocated to continuing operations, as it derives from corporate decisions in connection with the restructuring of the Company’s share capital.

For 2022, net income / (loss) from continuing operations is significantly adjusted by an amount of $9,271 representing deemed dividends on Series B preferred stock upon exchange of common stock (Note 10 (b)), by an amount of $6,944 representing deemed dividends on Series C preferred stock upon exchange of Series C preferred stock (Note 10 (b)), by a deemed dividend to the Series C preferred stockholders due to triggering of a down-round feature of $5,930, (Note 10 (b)), by a deemed dividend to the holders of the July and August 2022 Warrants of $1,116 as a result of triggering of a down-round feature (Note 10 (f)), and also by an amount of $1,030 representing dividends on Series B and Series C Preferred Stock (Note 10 (b)), to arrive at the net income / (loss) attributable to common equity holders.

PERFORMANCE SHIPPING INC.

Notes to Consolidated Financial Statements

 December 31, 2022

(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

The following table sets forth the computation for basic and diluted earnings (losses) per share:

	2022		2021		2020
	Basic EPS	Diluted EPS	Basic LPS	Diluted LPS	Basic LPS	Diluted LPS
Net income/ (loss) from continuing operations	$36,300	$36,300	$(10,106)	$(10,106)	$2,295	$2,295
plus gain from repurchase of preferred shares	-	-	-	-	1,500	1,500
less income allocated to participating securities	(6)	(2)	-	-	(87)	(87)
less deemed dividends on Series B preferred stock upon exchange of common stock	(9,271)	(9,271)	-	-	-	-
less deemed dividends on Series C preferred stock upon exchange of Series B preferred stock and re-acquisition of loan due to a related party	(6,944)	-	-	-	-	-
less deemed dividend to the Series C preferred stockholders due to triggering of a down-round feature	(5,930)	(5,930)	-	-	-	-
less deemed dividend to the July and August warrants’ holders due to triggering of a down-round feature	(1,116)	(1,116)	-	-	-	-
less dividends on preferred stock	(1,030)	(493)	-	-	-	-
Net income / (loss) attributable to common stockholders from continuing operations	12,003	19,488	(10,106)	(10,106)	3,708	3,708

Net income from discontinued operations	-	-	400	400	1,482	1,482

Total net income /(loss) attributable to common stockholders	12,003	19,488	(9,706)	(9,706)	5,190	5,190

Weighted average number of common shares, basic	1,850,072	1,850,072	335,086	335,086	325,031	325,031
Effect of dilutive shares	-	4,597,638	-	-	-	4,673
Weighted average number of common shares, diluted	1,850,072	6,447,710	335,086	335,086	325,031	329,704

Earnings / (Loss) per common share, continuing operations	$6.49	$3.02	$(30.16)	$(30.16)	$11.41	$11.25

Earnings per common share, discontinued operations	$-	$-	$1.19	$1.19	$4.56	$4.49

Earnings / (Loss) per common share, total	$6.49	$3.02	$(28.97)	$(28.97)	15.97	$15.74

PERFORMANCE SHIPPING INC.

Notes to Consolidated Financial Statements

 December 31, 2022

(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

13.       Income Taxes

Under the laws of the countries of the companies’ incorporation and / or vessels’ registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of operations.

The Company is potentially subject to a four percent U.S. federal income tax on 50% of its gross income derived by its voyages that begin or end in the United States. However, under Section 883 of the Internal Revenue Code of the United States (the “Code”), a corporation is exempt from U.S. federal income taxation on its U.S.-source shipping income if: (a) it is organized in a foreign country that grants an equivalent exemption from tax to corporations organized in the United States (an “equivalent exemption”); and (b) either (i) more than 50% of the value of its common stock is owned, directly or indirectly, by “qualified shareholders,”, which is referred to as the “50% Ownership Test,” or (ii) its common stock is “primarily and regularly traded on an established securities market” in the United States or in a country that grants an “equivalent exemption”, which is referred to as the “Publicly-Traded Test.”

The Marshall Islands, the jurisdiction where Performance Shipping Inc. and each of its vessel-owning subsidiaries are incorporated, grant an “equivalent exemption” to U.S. corporations. Therefore, the Company would be exempt from U.S. federal income taxation with respect to its U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.

Based on the trading and ownership of its stock, the Company believes that it satisfied the 50% Ownership Test for its 2022 taxable year and intends to take this position on its 2022 U.S. federal income tax returns. Therefore, the Company does not expect to have any U.S. federal income tax liability for the year ended December 31, 2022.

14.       Financial Instruments and Fair Value Disclosures

The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair values of long-term bank loans approximate the recorded values, due to their variable interest rates. The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. Currently, the Company does not have any derivative instruments to manage such fluctuations. During 2022, the Company measured on a non-recuring basis its newly-issued equity instruments on their appropriate measurement dates, using Level 3 inputs of the fair value hierarchy. These valuations resulted:

●	for the Company’s Series B Preferred Shares as of January 27, 2022, which was the date of the instrument’s issuance, to a fair value of $18,030 (Note 10 (b)),

●	for the Company’s Series C Preferred Shares as of October 17, 2022, which was the date of the instrument’s issuance, to a fair value of $26,809 (Note 10 (b)).

PERFORMANCE SHIPPING INC.

Notes to Consolidated Financial Statements

 December 31, 2022

(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

During 2022, the Company measured on a non-recurring basis the fair values of the Series C Preferred Shares, July 2022 and August 2022 Warrants, before and after the triggering of the down round features. These valuations resulted:

●	in a deemed dividend for the Company’s Series C Preferred Shares as of December 12, 2022, of $5,930 (Note 10 (b)),

●	in a deemed dividend for the Company’s July 2022 Warrants as of August 18, 2022, of $22 (Note 10 (f)),

●	in a deemed dividend for the Company’s July 2022 Warrants as of December 12, 2022, of $192 (Note 10 (f)), and

●	in a deemed dividend for the Company’s August 2022 Warrants as of December 12, 2022, of $902 (Note 10 (f)).

15. Subsequent Events

(a)	At-The-Market (“ATM”) Offering: Subsequent to the balance sheet date and up to February 15, 2023, a total of 224,817 shares of the Company’s common stock were issued as part of the Company’s ATM offering (Note 10), and the net proceeds received, after deducting agent’s commissions, amounted to $694. The Company terminated its ATM agreement on February 27, 2023.

(b)	Conversion of Series B Preferred Shares to Series C Preferred Shares: On February 13, 2023, the Company notified its Series B preferred stockholders, that pursuant to the effective registration statement on Form F-3 filed by the Company with the U.S. Securities and Exchange Commission on January 27, 2023, the holders of the Company’s issued and outstanding Series B Preferred Shares may at any time through and including March 15, 2023, convert, at the option of the holder, one Series B Preferred Share, for additional cash consideration of $7.50 per converted Series B Preferred Share, into two shares of Series C Convertible Cumulative Perpetual Preferred Stock. Upon the closing of the conversion period on March 15, 2023, 85,535 Series B preferred shares have been converted to 171,070 Series C preferred shares, and the Company collected gross proceeds of $642.

(c)	Registered Direct Offering: On March 3, 2023, the Company completed a registered direct offering of (i) 5,556,000 of its common shares, $0.01 par value per share, (ii) Series A Warrants to purchase up to 3,611,400 common shares and (iii) Series B Warrants to purchase up to 4,167,000 common shares directly to several institutional investors. Each Series A Warrant and each Series B Warrant are immediately exercisable upon issuance for one common share at an exercise price of $2.25 per share and expire five years after the issuance date. Alternatively, each Series A Warrant will become exchangeable for one common share beginning on the earlier of 30 days following the closing of the Offering and the date on which the cumulative trading volume of the Company’s common shares following the date of entry into a securities purchase agreement with the purchasers in this offering exceeds 15,000,000 shares. At closing, the Company received proceeds of $11,586, net of placement agent’s fees and expenses. Subsequent to the closing and through March 22, 2023, the Company received exercise notices for 2,589,600 Series A warrants, and thus, 2,589,600 common shares were issued for no cash consideration, according to the terms of the Form of Warrant.

PERFORMANCE SHIPPING INC.

Notes to Consolidated Financial Statements

 December 31, 2022

(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(d)	Shipbuilding Contract for the Construction of an Oil Tanker: On March 7, 2023, the Company, through a newly established subsidiary, entered into a shipbuilding contract with China Shipbuilding Trading Company Limited and Shanghai Waigaoqiao Shipbuilding Company Limited for the construction of a product/crude oil tanker of approximately 114,000 dwt. The newbuilding (H1515) has a gross contract price of $63,250 and the Company expects to take delivery of it by the end of October 2025. The purchase price of the newbuilding will be paid in five instalments, with the first one at $9,488, the second, third and fourth at $6,325 each, and the final instalment for the balance of the amount or $34,787.

(e)	Dividend Payment to the Series B and Series C Preferred Stockholders: On March 15, 2023, the Company paid cash dividends to its Series B and Series C preferred stockholders amounting to $15 (or $0.25 per share) and $458 (or $0.3125 per share), respectively, according to the terms of each preferred stock, out of which $411 were paid to Mango (Note 5).